

Combustion Hybrid Electric

Notice of 2020
Annual Meeting of Stockholders
and Proxy Statement

BorgWarner

The Company's Objectives

RELIABLY DELIVERING WHAT'S NEEDED TODAY

There are few challenges as important today as creating solutions that support **a clean, energy-efficient world.** This requires a commitment to constantly improve the transportation of people and things. At BorgWarner, we made that commitment decades ago and have since been creating technologies to improve efficiency, emissions, and performance in all types of vehicles.

 **Combustion**    **Hybrid**    **Electric**

CONSTANTLY PURSUING WHAT'S NEXT

Our proven track record has made us a **product leader in clean, energy-efficient propulsion system solutions for combustion, hybrid, and electric vehicles.** We uncover strong trends and use smart science and technology to address a future based on varying regulations, consumer demands, and automaker requirements.

PRODUCT LEADERSHIP THAT'S CHANGING THE WORLD

Our employees have earned **trusted partnerships with customers and suppliers around the world.** We leverage these relationships to gain a deeper understanding of the challenges at hand and then do what it takes to develop the next solution. Our strong operations and commercialization expertise result in high-volume availability of competitive, efficient products that truly drive change.

BorgWarner
in Numbers

$10,168 million
in sales in 2019

5.3%*
in relative revenue growth

12.8%
operating margin % in 2019

12.1%*
adjusted operating margin % in 2019^

$1,008 million
in operating cash flow in 2019

$699 million*
in free cash flow in 2019

* Relative revenue growth, adjusted operating margin %, and free cash flow are Non-GAAP measures. Reconciliations to comparable GAAP measures for relative revenue growth, adjusted operating margin %, and free cash flow can be found in Appendix A.

BorgWarner

Notice of Annual Meeting
of Stockholders

Dear Fellow Stockholder:

On behalf of the Board of Directors and management of BorgWarner Inc., we invite you to attend the 2020 Annual Meeting of Stockholders at our headquarters located at 3850 Hamlin Road, Auburn Hills, Michigan, 48326, on Wednesday, April 29, 2020, at 9:00 a.m., local time, for the following purposes:

Items to be Voted:		Board Recommendation	Page
ITEM 1	Elect eight Directors to serve for the next year	✔ vote **FOR**	page 13
ITEM 2	Approve, on an advisory basis, the compensation of our named executive officers	✔ vote **FOR**	page 24
ITEM 3	Ratify the selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm for the Company for 2020	✔ vote **FOR**	page 53
ITEM 4	Vote on a stockholder proposal to require stockholder approval of all By-law amendments	✖ vote **AGAINST**	page 58
ITEM 5	Transact such other business as may properly come before the meeting or any adjournment or postponement thereof		

Only stockholders of record at the close of business on March 2, 2020 are entitled to vote at the meeting or any adjournment or postponement thereof.

Please read the attached proxy statement carefully as it describes in greater detail the matters to be acted upon and your voting rights with respect to those matters. The enclosed proxy card is solicited by the Board of Directors.

Along with the attached proxy statement, we are providing you our Annual Report on Form 10-K for our fiscal year ended December 31, 2019. Stockholders are not to regard our Annual Report on Form 10-K, which includes our audited financial statements, as proxy solicitation material.

By Order of the Board of Directors,

Tonit M. Calaway
Executive Vice President, Chief Legal Officer and Secretary
Auburn Hills, Michigan
March 20, 2020

 **DATE AND TIME:**
Wednesday, April 29, 2020
9:00 a.m., local time

YOUR VOTE IS IMPORTANT!
You can submit your vote by:

 **TELEPHONE**
Call us free of charge at 1-800-690-6903 and follow the instructions.

 **INTERNET**
Access the internet, go to *www.proxyvote.com* and follow the instructions.

 **MAIL**
You can vote by mail by requesting a paper copy of the materials, which will include a proxy card. See page 10 for instructions on how to receive a paper copy of our proxy materials.

 **IN PERSON**
If you attend the meeting, you may vote in person if you wish to do so, even if you have previously submitted your proxy.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR OUR ANNUAL MEETING TO BE HELD ON WEDNESDAY, APRIL 29, 2020

We have elected to furnish materials for the Annual Meeting via the internet. Beginning on or about March 20, 2020, we will mail a notice of internet availability to most of our stockholders containing instructions on how to access the proxy materials and vote online. All of our other stockholders will be sent a copy of our proxy materials by mail or e-mail on or about March 20, 2020. See your proxy card or page 10 for more information on how you can elect to receive your proxy materials over the internet or by e-mail if you received them by mail this year.

Proxy Summary

This summary of voting items provides information that you should consider before voting on the items presented at this year's Annual Meeting of Stockholders (the "Annual Meeting"). This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting.

PROPOSAL 1

TO ELECT EIGHT DIRECTORS TO THE BOARD OF DIRECTORS

 Our Board recommends that you vote **"FOR"** this proposal.



Vicki L. Sato, Ph.D. 71
Retired Professor of Management Practice, Harvard Business School
Director since: 2014
Other current directorships: Bristol-Myers Squibb Company, Denali Therapeutics, Inc., Vir Biotechnology, Inc.
Committees: GC, CC 👤

Alexis P. Michas 62
Non-Executive Chairman of the Board, BorgWarner Inc.; Managing Partner, Juniper Investment Company, LLC
Director since: 1993
Other current directorships: PerkinElmer, Inc.
Committees: EC 👤

Deborah D. McWhinney 64
Retired Chief Executive Officer of Global Enterprise Payments, Citigroup Inc.
Director since: 2018
Other current directorships: IHS Markit Ltd., Focus Financial Partners, Inc., Fluor Corporation
Committees: CC

John R. McKernan, Jr. 71
Chairman and Chief Executive Officer, McKernan Enterprises, Inc.
Director since: 2009
Other current directorships: Houghton Mifflin Harcourt Company
Committees: GC

Average Tenure **7.8**   Average Age **64**

Dennis C. Cuneo 70
Partner, Fisher & Phillips LLP; Former Senior Vice President, Toyota Motor North America
Director since: 2009
Committees: AC, CC

Michael S. Hanley 64
Retired Global Automotive Leader, Ernst & Young LLP
Director since: 2016
Other current directorships: Shiloh Industries, Inc.
Committees: AC 👤

Frédéric B. Lissalde 52
President and Chief Executive Officer, BorgWarner Inc.
Director since: 2018
Committees: EC

Paul A. Mascarenas 58
Venture Partner, Fontinalis Partners LLP; Former Chief Technical Officer, Ford Motor Company
Director since: 2018
Other current directorships: United States Steel Corporation, ON Semiconductor Corporation, Spartan Motors Inc.
Committees: AC

👤 Chair   **AC:** Audit Committee   **GC:** Governance Committee   **CC:** Compensation Committee   **EC:** Executive Committee

🟦 Independent   🟩 Executive

CORPORATE GOVERNANCE HIGHLIGHTS

- ✔ Independent Board Chairman
- ✔ Annual election of Directors
- ✔ Majority voting standard for election of Directors
- ✔ Robust stockholder engagement
- ✔ Use of a skills matrix to align Board selection with business strategy
- ✔ Limit on number of public company directorships Board members may hold (4)
- ✔ Director retirement policy (age 72)
- ✔ Clawback and recoupment policies

- ✔ Share ownership policies
- ✔ Prohibition of speculative and hedging transactions by all employees and Directors
- ✔ Corporate Sustainability Report
- ✔ Stockholder right to call a special meeting (20%)
- ✔ No supermajority voting provisions for common stockholders
- ✔ Proxy access stockholder right
- ✔ No stockholder rights plan

BOARD SKILLS

Our Board takes a thoughtful approach to its composition and refreshment, with focus on creating a balanced Board that, as a whole, has the expertise, knowledge, and qualifications needed to guide the Company in execution of its business strategy. Our Board's principal areas of expertise include:

 Vision, Strategy, and Executive Leadership

 Business Judgment and Knowledge

 Corporate Governance

 Accounting and Finance

 Global Markets

 Clean Technology

 Government Experience

 Automotive Industry Knowledge

---

PROPOSAL

2

APPROVAL, BY ADVISORY VOTE, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

 Our Board recommends that you vote **"FOR"** this proposal.

Why should you vote in favor of our 2020 Say-on-Pay Proposal?

One of the key principles underlying the Company's compensation philosophy is aligning pay and performance, driving strong business results, focusing on long-term stockholder return, and attracting and retaining high-quality talent.

In 2019, the compensation of the NEOs (as defined in Proposal 2) was performance-based with approximately 73-87% of their target direct compensation (salary and target annual and long-term incentives) at risk and based on Company performance. In 2019 the Company's executive compensation program received substantial stockholder support and was approved, on an advisory basis, by 95.4% of stockholders voting on the proposal at the 2019 Annual Meeting of Stockholders.

A STRONG LINK BETWEEN PAY AND PERFORMANCE

2019 Performance

The 2019 fiscal year was a year of good financial performance for the Company. The Company generally performed near or above the top end of its guidance established in February 2019 ("Guidance") for key financial metrics. The Company delivered strong relative revenue outgrowth, sustained its adjusted operating margin % above 12%, and generated one of the strongest levels of free cash flow in its history.



Relative revenue growth, adjusted operating margin %, and free cash flow are Non-GAAP measures. Reconciliations to comparable GAAP measures for relative revenue growth, adjusted operating margin %, and free cash flow can be found in Appendix A.

As a result of this performance and effective management of its operating investment, the Company's economic value ("EV") for the year was $351.7M resulting in a payout of 175.5% under the EV metric of the Company's Management Incentive Plan ("MIP") for 2019. Under the Free Cash Flow ("FCF") metric, the Company earned a 200% payout. The two combined metrics resulted in a 180.4% payout under the Company's MIP. Details of this calculation are provided on page 36.

The relative revenue growth experienced in 2019 helped drive an annualized growth rate of 5.3% for the three-year period ended December 31, 2019. This growth exceeded the decline in vehicle market production by 5.9% resulting in a payout at 195% of target for our 2017-2019 relative revenue growth ("RRG") performance shares.

The increase in our stock price and the dividends paid over the three-year period ended December 31, 2019, outpaced other companies in our sector. As a result, the relative Total Stockholder Return ("TSR") metric of the long-term incentive plan generated a payout for the first time since the 2011-2013 performance period. TSR performance shares paid out at 118.2% of target.

Our Executive Compensation Goals
and Guiding Principles

Our objective is to maintain an executive compensation program that:

- attracts and retains the best possible global talent
- motivates our executives to perform in support of the Company's business strategies and goals (including growth and the creation of long-term stockholder value) while not encouraging excessive risk taking
- links executives' and stockholders' interests through equity-based incentive plans
- provides a compensation package that reflects individual performance as well as overall business results

2019 CEO Compensation



13%
Base Salary

- Remaining **87% of compensation is at-risk**

17%
Annual Incentive

- Drives achievement of key business results
- Based on achievement of EV and FCF, demonstrating strength of business

87%
of CEO's compensation is at-risk (Annual Incentive + Long-Term Incentive)

70%
Long-Term Incentive

- Aligns management interests with our stockholders'
- Supports talent retention
- Significant portion performance-based

  - **Two-Thirds of Long-Term Incentive** Performance shares *equally divided between Relative Total Stockholder Return and Relative Revenue Growth, measured at the end of a 3-year period*
  - **One-Third of Long-Term Incentive** Restricted shares *vest 50% after 2 years and 100% after 3 years*

PROPOSAL
3

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Our Board recommends that you vote **"FOR"** this proposal.

PROPOSAL
4

VOTE ON A STOCKHOLDER PROPOSAL TO REQUIRE STOCKHOLDER APPROVAL OF ALL BY-LAW AMENDMENTS



Our Board recommends that you vote **"AGAINST"** this proposal.

We will also take action upon any other business as may properly come before the 2020 Annual Meeting and any adjournments or postponements of that meeting.

Our Board or proxy holders will use their discretion on other matters that may arise at the 2020 Annual Meeting.

Stockholder Engagement

In 2019, management and our Board continued to conduct extensive outreach with our stockholders. We conducted outreach meetings in November and December 2019, and increased both outreach and engagement compared to 2018.

We contacted our **Top 25 Stockholders**	Representing approximately **65%** of our outstanding shares (as of September 23, 2019)

We held in-person meetings or calls with **8 Stockholders**	Representing holders of approximately **17%** of our outstanding shares (as of September 23, 2019)

Prior to the Annual Meeting	**Annual Meeting of Stockholders**	**Following the Annual Meeting**
• We reach out to our top 25 investors to discuss corporate governance, corporate responsibility, and executive compensation matters, and solicit feedback • Our Board is provided with our stockholders' feedback for consideration • Board and management discuss feedback and whether action should be taken • Disclosure enhancements are considered	• Our stockholders vote on the election of directors, executive compensation, ratification of our auditors, and other management and stockholder proposals	• Our Board and management review the vote results from our annual meeting • Board and management discuss vote results and whether action should be taken

Stockholder feedback was shared and discussed with the full Board. Topics discussed with investors included diversity, a stockholder proposal regarding stockholder approval of all By-law amendments, executive compensation, Board composition and refreshment, business strategy, and sustainability.

Sustainability, Diversity, and Inclusion

SUSTAINABILITY GOVERNANCE

Whether in a highly efficient combustion engine, an intelligent hybrid system, or the very latest electric drive, BorgWarner is driving mobility for today and tomorrow. Our vision is a clean, energy-efficient world. That's why we develop mobility system solutions that reduce energy consumption and emissions, while at the same time improving performance.

Our Board delegates ultimate oversight for sustainability to the Corporate Governance Committee of the Board of Directors (the "Corporate Governance Committee").

The Corporate Governance Committee is authorized to periodically review and make recommendations about the Company's sustainability strategy, policies and procedures to encourage long-term sustainable performance, and effective communication of sustainability initiatives to stakeholders. The Corporate Governance Committee provides oversight to the executive management team (the "Strategy Board") which determines the sustainability and corporate social responsibility strategies, approves goals, and provides resources to meet performance targets. Periodic progress updates are provided to the Strategy Board to review performance to established goals on a segment and total company basis.

HUMAN CAPITAL MANAGEMENT, DIVERSITY, AND INCLUSION

As a global company developing innovative technologies, it is critical that we attract and retain a talented and diverse workforce. We are committed to building the skills of our employees, especially as the auto industry undergoes the clean-mobility transition that we are helping to lead. Our goals for success are accelerating the pace of development of our talent, increasing diversity across our business, and advancing our company culture of inclusion through extensive employee engagement, employee development, mentoring, and recruitment.

BorgWarner employs talent from all areas of the world in which we have a presence. We have an international employee base of which we are proud. In addition, we are striving to provide access to a diverse group of employees and candidates through a number of important initiatives. This effort began with recruiting diverse talent by extending immediate job offers to exceptional candidates at female, African American, and Hispanic-focused engineering job fairs. To further develop existing talent, the Company also launched several innovative programs, including BorgWarner Women in Leadership, Women in Science and Engineering (WISE), and BorgWarner Leadership Forward. And to foster the growth of new talent, BorgWarner continues to support several mentoring programs, an on-boarding buddy system, and student intern and co-op programs impacting hundreds of graduate and undergraduate students.

Women in Manufacturing STEP Ahead Awards honorees featured BorgWarner employees in 2017 through 2020

Our President and Chief Executive Officer, Frédéric B. Lissalde signed the CEO Action for Diversity & Inclusion™ in October 2019

2020 Corporate Equality Index for dedication to LGBTQ workplace equality

Recognized under the 2020 Bloomberg Gender Equality Index

Please refer to the Company's Sustainability Report available on its website *https://www.borgwarner.com*. In this Proxy Statement, we refer to additional materials or information available on or through our website. We do that for informational purposes only. In each case, we are not incorporating the content of our website in this Proxy Statement.

Table of Contents



3850 Hamlin Road
Auburn Hills, Michigan 48326

Proxy Statement

March 20, 2020

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors (our "Board") of BorgWarner Inc. ("BorgWarner" or the "Company") for the Company's 2020 Annual Meeting of Stockholders to be held at our headquarters located at 3850 Hamlin Road, Auburn Hills, Michigan 48326 on Wednesday, April 29, 2020 at 9:00 a.m., local time, or at any adjournment or postponement thereof.

Internet Availability of Proxy Materials

As permitted by rules adopted by the Securities and Exchange Commission ("SEC"), we are providing our proxy statement, the form of proxy, and our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 to stockholders electronically via the internet. (Our Annual Report on Form 10-K for our fiscal year ended December 31, 2019, which includes our audited financial statements, is not to be regarded as proxy solicitation material.) **Our proxy statement and our 2019 annual report to stockholders are available at _http://www.proxyvote.com._**

On or about March 20, 2020, we will initiate delivery of proxy materials to our stockholders of record as of the close of business on March 2, 2020 via (1) a notice containing instructions on how to access materials online, (2) a paper copy mailing, or (3) e-mail distribution. If you received a notice containing access instructions by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the notice we sent provides instructions on how to access and review all of the important information contained in the proxy materials. The notice also provides instructions on how you can submit your proxy over the internet or by telephone. If you received a notice containing access instructions by mail and would like to receive a printed copy of our proxy materials or elect to receive the materials via e-mail in the future, please follow the instructions included in the notice. If you received a printed copy of proxy materials by mail and would instead like to register to receive a notice of internet availability of proxy materials in the future, you can do so by any of the methods that follow:

INTERNET	**TELEPHONE**	**E-MAIL**
 Access the internet, go to _www.proxyvote.com_ and follow the enrollment instructions.	 Call us free of charge at 1-800-579-1639 from within the United States or Canada.	 Send us an e-mail at sendmaterial@proxyvote.com, using the control number on your proxy card as the subject line, and state whether you wish to receive a paper or e-mail copy of our proxy materials and whether your request is for this meeting only or all future meetings.

Record Date
and Shares Outstanding

Only stockholders of record at the close of business on March 2, 2020 are entitled to vote at the meeting. As of such date, there were 206,704,088 outstanding shares of common stock. A list of all record holders of our stock will be available for examination by stockholders during normal business hours at 3850 Hamlin Road, Auburn Hills, Michigan 48326 at least ten days prior to the Annual Meeting and will also be available for examination at the Annual Meeting. On each matter considered at our Annual Meeting, you are entitled to one vote for each of your shares of common stock.

Voting

You have a choice of voting over the internet, by telephone, in person, or by using a traditional proxy card.

- To vote by internet, go to *www.proxyvote.com* and follow the instructions there. You will need the number included on your proxy card, voter instruction form, or notice containing access instructions.
- To vote by telephone, stockholders of record should dial 1-800-690-6903 and follow the instructions. Beneficial holders should dial the phone number listed on your voter instruction form. You will need the number included on your proxy card, voter instruction form, or notice.
- To vote in person, you can attend and vote at the Annual Meeting.
- If you received a paper copy of a proxy card or voter instruction form, you can mark, sign, and date the proxy card and return it in the envelope that was provided to you.

The deadline for voting by telephone or internet is 11:59 p.m. Eastern Time on April 28, 2020.

If you properly sign and return your signed proxy card, or vote by telephone, or by the internet before the Annual Meeting, we will vote your shares as you direct. Any proxy returned without specification as to any matter will be voted as to each proposal in accordance with the recommendation of our Board.

If you hold your stock in "street name", you may change or revoke your voting instructions by following the specific directions provided to you by your bank or broker. If you are a stockholder of record, you may change or revoke your vote at any time before the vote is taken by delivering a written notice of revocation to the Secretary of the Company or by submitting another vote on or before April 29, 2020 (including a vote in person at the Annual Meeting). For all methods of voting, your last vote cast will supersede all of your previous votes.

The election inspectors will tabulate the votes cast prior to the meeting and at the meeting to determine whether a quorum is present. The presence in person or by proxy of the holders of a majority of common stock will constitute a quorum. A quorum is necessary to transact business at the Annual Meeting. Shares of common stock represented by proxies that reflect abstentions or "broker non-votes" (i.e., shares held by a broker or nominee that are represented at the Annual Meeting, but with respect to which such broker or nominee is not empowered to vote on a particular proposal) will be counted as present and entitled to vote for purposes of determining the presence of a quorum.

Required
Vote

With respect to Proposal 1, our Amended and Restated By-laws ("By-laws") require that a director nominee will be elected in an uncontested election only if he or she receives a majority of the votes cast with respect to his or her election (that is, the number of shares voted "for" a director nominee must exceed the number of votes cast "against" that nominee). Each of our director nominees is currently serving on our Board. If a nominee who is currently serving as a Director is not re-elected, Delaware law provides that the Director would continue to serve on our Board as a "holdover director." Under our By-laws and Corporate Governance Guidelines, each Director submits an advance, contingent, and irrevocable resignation that our Board may accept if stockholders do not re-elect the Director. In that situation, our Corporate Governance Committee would make a recommendation to our Board about whether to accept or reject the resignation or whether to take other action. Our Board would act on the Corporate Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date that the election results were certified.

If you hold your stock in street name, your brokerage firm or other nominee may not vote your shares with respect to the election of directors without specific instructions from you as to how to vote with respect to the election of each of the eight nominees for director. These are called broker non-votes. Abstentions and broker non-votes represented by submitted proxies will not be taken into account in determining the outcome of the election of directors.

Each of Proposal 2 (the advisory vote on executive compensation), Proposal 3 (stockholder ratification of the selection of our auditors), and Proposal 4 (a stockholder proposal) requires the affirmative vote of a majority of the votes cast to be approved. Accordingly, an abstention or a broker non-vote will have no effect on the outcome of any of those proposals.

Proposal 2 is an advisory vote. Even though your vote with respect to Proposal 2 is advisory and therefore will not be binding on the Company, the Compensation Committee will review the voting results and take them into consideration when making future decisions regarding executive compensation. At the Annual Meeting of Stockholders held in 2017, stockholders selected annual frequency for stockholder consideration of executive compensation on an advisory basis. Stockholders must reconsider the desired frequency of such consideration in 2023.

We expect that only Proposal 3 will be considered "routine" under the rules of the New York Stock Exchange ("NYSE"). Therefore, your brokerage firm or other nominee may not vote your shares with respect to Proposals 1, 2, or 4 without specific instructions from you as to how to vote.

Householding Information

We have adopted a procedure called "householding," which has been approved by the SEC. Under this procedure, a single copy of our annual report to stockholders, our proxy statement, or our Notice of Internet Availability of Proxy Materials, as applicable, will be sent to any household at which two or more stockholders reside, unless one of the stockholders at that address notifies us that they wish to receive individual copies. This procedure reduces our printing costs and fees. Stockholders who participate in householding will continue to receive separate proxy cards. **Householding will not affect dividend check mailings, if any, in any way.**

We will deliver promptly upon written or oral request a separate copy of our annual report to stockholders, our proxy statement or our Notice of Internet Availability of Proxy Materials, as applicable, to any stockholder at a shared address to which a single copy of those documents was delivered. If you share an address with another stockholder and you wish to receive a separate copy of any of those documents, you may inform us of your wish by contacting Investor Relations, 3850 Hamlin Road, Auburn Hills, Michigan 48326 (tel: +1-248-754-9200). Similarly, if you share an address with another stockholder that is receiving multiple copies and wish to request that the number of copies of those documents being delivered to that address be reduced to a single copy, you may inform us of your wish by contacting Investor Relations at the above address and telephone number.

Proposal 1
Election of Directors

At this meeting, stockholders will elect eight directors to a one-year term that will expire at our 2021 Annual Meeting and until their respective successors have been duly elected and qualified. The Board currently consists of nine members. In February 2020, after consultation with other members of the Corporate Governance Committee, and after ten years of service to our Board, Mr. Jan Carlson notified our Board of his intention not to stand for re-election in recognition of and in deference to over-boarding guidelines issued by proxy advisory firms and similar stockholder preferences. Mr. Carlson has advised the Company that his decision to not stand for re-election was not due to any disagreement with the Company, including with respect to any matter relating to the Company's operations, policies, or practices. The Company thanks him for his guidance and years of service.

Effective at this Annual Meeting, the Board has reduced its size to eight members in light of Mr. Carlson's decision so that the Board will have no vacancies. The Board expects to appoint a current member of our Board to succeed Mr. Carlson as Chair of the Corporate Governance Committee and the Corporate Governance Committee will evaluate replacements for the other committees on which Mr. Carlson serves.

Our Board takes a thoughtful approach to its composition and refreshment, with focus on creating a balanced Board that, as a whole, has the expertise, knowledge, and qualifications needed to guide the Company in execution of its business strategy. The Corporate Governance Committee seeks to establish and maintain a Board that is strong in its collective knowledge and that possesses a diversity of skills, background, and experience with respect to vision, strategy, executive leadership, business judgment and knowledge, corporate governance, accounting and finance, global markets, clean technology, government experience, and automotive industry knowledge. The Corporate Governance Committee understands the value of cognitive diversity in decision making and has sought and will continue to seek qualified women and members of minority groups as Board candidates.

The current slate of director nominees blends fresh perspectives of newer directors with the continuity and institutional knowledge of longer-tenured directors for an average tenure of approximately 7.8 years.

See pages 21 and 22 for information on our process for director nominations and candidate requirements.

RECOMMENDATION

 Our Board recommends a vote **"FOR"** the election of each of the nominees for director: Dennis C. Cuneo; Michael S. Hanley; Frédéric B. Lissalde; Paul A. Mascarenas; John R. McKernan, Jr.; Deborah D. McWhinney; Alexis P. Michas; and Vicki L. Sato.

Information on
Nominees for Directors

The following pages set forth as of March 2, 2020, with respect to each of the director nominees, his or her name, the year in which he or she first became a director of the Company, age, principal occupation, and his or her current directorships in other entities; a narrative description of the directors' experience, qualifications, attributes, and skills; all directorships at public companies and registered investment companies held since March 2, 2015; and a description of any relevant legal proceedings in which the director was involved since March 2, 2010.

Each of the nominees for election has agreed to serve, if elected. All of the nominees are currently directors of the Company. In the event that any nominee should become unavailable for election, our Board may designate a substitute nominee, in which event the shares represented by proxies at the meeting will be voted for such substitute nominee unless an instruction to the contrary is indicated on the proxy card.

DIRECTORS AND NOMINEES



DIRECTOR SINCE 2009

OTHER CURRENT DIRECTORSHIPS
None

BORGWARNER COMMITTEES
Audit, Compensation

Dennis C. Cuneo, 70

Partner, Fisher & Phillips LLP; Former Senior Vice President, Toyota Motor North America

PRINCIPAL OCCUPATION AND DIRECTORSHIPS

Mr. Cuneo, a former Toyota executive, has been an attorney with the law firm of Fisher & Phillips LLP since July 2010, serving as Partner of the firm's Washington, D.C. office. He also operates his own consulting firm, DC Strategic Advisors LLC, which provides strategic business advice to companies in the auto industry and other industries. He was Senior Vice President of Toyota North America, Inc. from 2000 to 2006; Corporate Secretary and Chief Environmental Officer of Toyota Motor North America Inc. from 2004 to 2006; and Senior Vice President of Toyota Motor Manufacturing North America from 2001 to 2006. Mr. Cuneo was formerly Board Chairman of the Federal Reserve Bank of Cleveland, Cincinnati branch, was formerly on the board of the Center for Automotive Research, and is Chair of the Board of Trustees of Loyola University in New Orleans. Mr. Cuneo was formerly on the board of AK Steel Holding Corporation from February 2008 until March 2020 when it merged with Cleveland-Cliffs Inc. Mr. Cuneo brings experience in, and understanding of, the automotive industry and its trends.

Mr. Cuneo's Toyota career spanned more than 22 years, during which he was responsible for legal affairs, administration, public relations, investor relations, environmental affairs, corporate advertising, government relations, philanthropy, planning, research, and Toyota's Latin America Research Group. Mr. Cuneo also provides a legal perspective on issues facing the Board and the Company with respect to board oversight areas, corporate governance, and regulatory matters.



DIRECTOR SINCE 2016

OTHER CURRENT DIRECTORSHIPS
Shiloh Industries, Inc.

BORGWARNER COMMITTEES
Audit **Chair**

Michael S. Hanley, 64

Retired Global Automotive Leader, Ernst & Young LLP

PRINCIPAL OCCUPATION AND DIRECTORSHIPS

Mr. Hanley retired as a Partner from Ernst & Young LLP in 2014. He served as the firm's Global Automotive Leader from 2003 to 2014 and was Senior Advisory Partner or Global Coordinating Partner for many automotive clients during his 24 years as a Partner.

Mr. Hanley's extensive knowledge of accounting and his financial expertise in the automotive industry make him well qualified to serve as a member of our Board and as a member of the Audit Committee of our Board. Mr. Hanley provided assurance and industry advisory services to global clients for 37 years and was responsible for Ernst & Young's automotive industry strategy and initiatives worldwide. He graduated from the University of Toledo and is a Certified Public Accountant (Retired). Mr. Hanley chairs the audit committee and nominating and governance committee, and serves on the compensation committee, of another public company, Shiloh Industries, Inc., of which he is a director.



DIRECTOR SINCE 2018

OTHER CURRENT DIRECTORSHIPS
None

BORGWARNER COMMITTEES
Executive

Frédéric B. Lissalde, 52

President and Chief Executive Officer, BorgWarner Inc.

PRINCIPAL OCCUPATION AND DIRECTORSHIPS

Mr. Lissalde has been President and Chief Executive Officer of the Company since August 2018. He was Executive Vice President and Chief Operating Officer of the Company from January 2018 to July 2018. From May 2013 to December 2017, he was Vice President of the Company and President and General Manager of BorgWarner Turbo Systems LLC.

Mr. Lissalde's experience includes setting and executing strategic direction; driving business performance, growth, and culture; and the integration of purchased companies around the world. He formerly served as a board member of CLEPA (European Automotive Suppliers' Association), based in Brussels, Belgium.

Prior to joining BorgWarner, Mr. Lissalde held positions at Valeo and ZF in the areas of program management, engineering, operations, and sales in the United Kingdom, Japan, and France.

Mr. Lissalde holds a Masters of Engineering degree from ENSAM - Ecole Nationale Supérieure des Arts et Métiers - Paris, and an MBA from HEC Paris. He is also a graduate of executive courses at INSEAD - Institut Européen d'Administration des Affaires, Harvard, and MIT.



DIRECTOR SINCE 2018

OTHER CURRENT DIRECTORSHIPS
United States Steel Corporation, ON Semiconductor Corporation, Spartan Motors Inc.

BORGWARNER COMMITTEES
Audit

Paul A. Mascarenas, 58

Venture Partner, Fontinalis Partners LLP;
Former Chief Technical Officer, Ford Motor Company

PRINCIPAL OCCUPATION AND DIRECTORSHIPS

Mr. Mascarenas was the Chief Technical Officer of Ford Motor Company, an automotive manufacturer, from 2011 to 2014. He joined Ford in 1982 and held positions of increasingly significant responsibility. Previous positions included Vice President of Global Engineering from 2007 to 2011; Vice President of Vehicle Programs from 2005 to 2007; and Executive Director of Product Development from 2002 to 2004. He is currently a Venture Partner with Fontinalis Partners LLP, a venture capital firm, and serves on the boards of the United States Steel Corporation, ON Semiconductor Corporation, and Spartan Motors Inc.

Mr. Mascarenas' experience within the automotive industry and his 32-year career at Ford qualify him for membership on the Board. At Ford, he was responsible for their worldwide research organization, overseeing the development, and implementation of the company's technology strategy and plans. He was also responsible for the development and launch of many global products, including the F-Series, Explorer, Mustang, Taurus, Fusion, and Focus models. The expertise Mr. Mascarenas has gained in his career and through his service on the board of public companies contributes broad understanding of technology, corporate governance matters, and industrial manufacturing. Mr. Mascarenas holds a Bachelor of Science degree in Mechanical Engineering from the University of London, King's College and is a Chartered Engineer, a Fellow of the Institution of Mechanical Engineers, and a Fellow of the Society of Automotive Engineers (SAE) International. In addition, he holds an honorary doctorate degree from Chongqing University, and in 2015, was awarded an Order of the British Empire (OBE) for his services to the automotive industry.



DIRECTOR SINCE 2009

OTHER CURRENT DIRECTORSHIPS
Houghton Mifflin Harcourt Company

BORGWARNER COMMITTEES
Governance

John R. McKernan, Jr., 71

Chairman and Chief Executive Officer, McKernan Enterprises, Inc.

PRINCIPAL OCCUPATION AND DIRECTORSHIPS

Governor McKernan is Chairman and Chief Executive Officer of McKernan Enterprises, Inc. He is also Senior Advisor to the U.S. Chamber of Commerce, where he served as President of its Foundation from October 2013 to February 2015. He served as Chairman of the Board of Education Management Corporation, a large provider of private post-secondary education in North America, from December 2008 to June 2012. He was Executive Chairman of Education Management Corporation from February 2007 to December 2008 and Chief Executive Officer from September 2003 until February 2007. He served on its board of directors from June 1999 to April 2015. Governor McKernan served as governor of the State of Maine from 1987 to 1995 and is a director of Houghton Mifflin Harcourt Company where he chairs the Compensation Committee.

Governor McKernan brings to our Board a blend of experience as a former governor of Maine, a former U.S. Congressman, a former state legislator and former CEO of a public company. His knowledge of the legislative process combined with his demonstrated leadership capabilities and CEO's perspective provide a valuable point of view to the Company's board. Governor McKernan also has significant experience as a director. Governor McKernan's practice of corporate, regulatory, and administrative law enables him to provide a legal perspective on issues facing the board and the Company in those areas and with respect to corporate governance.



DIRECTOR SINCE 2018

OTHER CURRENT DIRECTORSHIPS
IHS Markit Ltd., Focus Financial Partners, Inc., Fluor Corporation

BORGWARNER COMMITTEES
Compensation

Deborah D. McWhinney, 64

Retired Chief Executive Officer of Global Enterprise Payments, Citigroup Inc.

PRINCIPAL OCCUPATION AND DIRECTORSHIPS

Ms. McWhinney retired from Citigroup Inc., one of the largest financial services firms, in 2014 as Chief Executive Officer of Global Enterprise Payments. She joined Citigroup in 2009 as President of Wealth Management & Personal Banking. Ms. McWhinney also co-chaired Citi Women, an internal program to improve training and sponsorship for women across the group and to develop high potential female executives. Prior to Citigroup, she spent six years as President of Charles Schwab Corp.'s division that serves financial advisors and was a member of the Schwab Bank board of directors. Ms. McWhinney is a board member of IHS Markit Ltd., Focus Financial Partners, Inc., and Fluor Corporation. She was recently appointed a director of Franklin Templeton ETF Funds. Previously, she served on the Board of Lloyds Banking Group from 2015 to 2018, where she was Chair of the Cyber and IT Resilience Committee, and Fresenius Medical Company from 2016 to 2018. She is also on the Board of Trustees for the California Institute for Technology and the Institute for Defense Analyses.

In Ms. McWhinney's former role at Citigroup, she was responsible for developing and implementing new mobile and online services around the globe for some of the world's largest corporations and governments. The expertise Ms. McWhinney has gained in her career, and through her service on the boards of other public companies contributes financial expertise, knowledge of cyber security matters, and broad understanding of corporate governance matters. Ms. McWhinney holds a Bachelor of Arts in Communications from the University of Montana.



DIRECTOR SINCE 1993

OTHER CURRENT DIRECTORSHIPS
PerkinElmer, Inc.

BORGWARNER COMMITTEES
Executive **Chair**

Alexis P. Michas, 62

Non-Executive Chairman of the Board, BorgWarner Inc.;
Managing Partner, Juniper Investment Company, LLC

PRINCIPAL OCCUPATION AND DIRECTORSHIPS
Mr. Michas is the founder and Managing Partner of Juniper Investment Company, LLC, an investment fund. Mr. Michas is also a Principal of Aetolian Investors, LLC, a registered Commodity Pool Operator. Mr. Michas received a Bachelor of Arts degree from Harvard College and a Master of Business Administration degree from Harvard Business School. Mr. Michas is the Non-Executive Chairman of PerkinElmer, Inc. and a director of Theragenics Corporation, a privately held company. Mr. Michas also served as the Non-Executive Chairman of the Board of Directors of Lincoln Educational Services Corporation until 2015 and as a director of Allied Motion Technologies, Inc. until July 2017.

Mr. Michas brings to our Board many years of private equity experience across a wide range of industries, and a successful record of managing investments in public companies. Mr. Michas also brings extensive transactional expertise, including mergers and acquisitions, IPOs, debt and equity offerings, and bank financing. This expertise allows Mr. Michas to provide our Board with valuable insight on trends in global debt and equity markets, and the impact of such trends on the capital structure of the Company. We also benefit from the corporate governance knowledge developed by Mr. Michas in his board roles with other public companies, including his service as Non-Executive Chairman, lead director, and a member of the compensation, governance, audit, finance, and executive committees of such companies. Mr. Michas' knowledge of the Company and his thorough understanding of the role of boards of directors qualify him to serve on our Board and as Non-Executive Chairman.



DIRECTOR SINCE 2014

OTHER CURRENT DIRECTORSHIPS
Bristol-Myers Squibb Company, Denali Therapeutics, Inc., Vir Biotechnology, Inc.

BORGWARNER COMMITTEES
Compensation **Chair,** Governance

Vicki L. Sato, Ph.D., 71

Retired Professor of Management Practice, Harvard Business School

PRINCIPAL OCCUPATION AND DIRECTORSHIPS
Dr. Sato is an accomplished executive and scientist with an extensive background advising and leading companies in life sciences innovation. Dr. Sato served as Professor of Management Practice at Harvard Business School from 2006 until her retirement in 2017. At Harvard, she was Founding Faculty Chair of the Blavatnik Fellowship in Life Science Entrepreneurship program. From 1992 to 2005, she was with Vertex Pharmaceuticals, initially as Chief Scientific Officer and Chair of the scientific advisory board, and subsequently as President from 2000 to 2005. Prior to joining Vertex, she was with Biogen, Inc., from 1984 to 1992, concluding her tenure there as Vice President of Research and as a member of the scientific advisory board. Dr. Sato continues to serve as a business advisor to enterprises in the biotechnology and pharmaceutical industries. She is currently a director of Bristol-Myers Squibb Company as well as Non-Executive Chair of Denali Therapeutics, Inc., and Vir Biotechnology, Inc., all publicly-held companies. Previously, Dr. Sato served as a director of PerkinElmer from 2003 to 2017 and as a director of Syros Pharmaceuticals from 2013 to 2019. In addition to her public board service, she was recently appointed co-chair of the Advisory Council of LifeSci: NYC, a public service group that advises New York City on matters of life science competitiveness. She is the author of numerous professional publications and received her AB, AM, and Ph.D. degrees from Harvard University.

Dr. Sato's previous roles as chief scientific officer and vice president of research for multinational companies, as well as her academic work on science-driven entrepreneurship, allow her to offer guidance as we develop our technology initiatives and collaborative efforts. The expertise Dr. Sato has gained through her service on the boards of other public companies contributes broad understanding of corporate governance matters.

No director nominee, director, or executive officer is related to any other director nominee, director, or executive officer (or to any director or executive officer of any of the Company's subsidiaries) by blood, marriage, or adoption. There are no arrangements or understandings between any nominee or any of our directors or executive officers or any other person pursuant to which that nominee or director or executive officer was nominated or elected as a director of the Company or any of its subsidiaries. No director or executive officer of the Company is party to, or has any material interests in, any material legal proceedings that are adverse to the Company or its subsidiaries.

Corporate Governance Principles
and Board Matters

INDEPENDENCE OF THE DIRECTORS

Our Board has determined that all Board members meet the independence requirements of the NYSE, with the exception of Mr. Lissalde, our President and CEO. Under the Company's Corporate Governance Guidelines, a director will not be considered independent unless our Board determines that such Director has no direct or indirect material relationship with the Company. In addition, the Company's Corporate Governance Guidelines provide, among other things, that:

- a director who is an employee, or whose immediate family member is an executive officer, of the Company is not "independent" until three years after the end of such employment relationship

- a director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not "independent" until three years after he or she ceases to receive more than $120,000 per year in such compensation

- a director who is affiliated with or employed by, or whose immediate family member is a current partner of, the internal or external auditor of the Company, is a current

employee of such a firm and personally works on the Company's audit or was within the last three years a partner or employee of such a firm and personally worked on the Company's audit at that time, is not "independent" until three years after the end of the affiliation or the employment or auditing relationship

- a director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company's present executives serve on that company's compensation committee, is not "independent" until three years after the end of such service or the employment relationship

- a director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount that, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues, is not "independent" until three years after falling below such threshold

- a director who is not considered independent by relevant statute or regulation is not "independent"

BOARD LEADERSHIP STRUCTURE

Our Board currently separates the role of Chairman and CEO. Mr. Michas, an independent director, is Non-Executive Chairman and Mr. Lissalde is President and CEO. Our Board believes that separating the Chairman and CEO positions provides the most appropriate leadership structure for the Company at this time. Separation of the Chairman and CEO positions takes best synergetic advantage of the talents of two leaders and allows Mr. Lissalde to devote his full attention to focusing on his responsibilities as CEO without the additional responsibilities of Chairman. The Non-Executive Chairman focuses on:

- effectiveness and independence of our Board, including providing independent oversight of the Company's management and affairs on behalf of the Company's stockholders

- serving as the principal liaison between the Company's management and the independent directors

- contributing to agenda planning and chairing the executive session of non-employee directors at each regularly scheduled Board meeting

- facilitating discussion among the independent directors on key issues and concerns outside of Board meetings;

- consulting with the CEO and independent directors regarding Board agenda items;

- approving the scheduling of Board meetings and approving the agenda and materials for each Board meeting and executive session of our Board's nonemployee, independent directors

- presiding over all meetings of our Board;

- communicating with stockholders when appropriate;

- overseeing the CEO, full Board, and individual director evaluation processes; and

- other responsibilities that the independent directors as a whole might designate from time to time.

Director Michas, previously Lead Director, became Non-Executive Chairman in April 2013 upon the retirement of the previous Executive Chairman.

Our Board recognizes that no single leadership model is right for all companies at all times. Our Board has reserved for itself the discretion to determine the most appropriate leadership structure for the Company and our Board reviews the leadership structure from time to time.

Stockholder Communication with the Board

Stockholders interested in communicating with the Non-Executive Chairman or with non-management directors may do so by writing to such director, in care of our Secretary, 3850 Hamlin Road, Auburn Hills, Michigan, 48326. The Investors section on our website located at *www.borgwarner.com* lists the current members of our Board. We open and forward mail to the director or directors specified in the communication.

BOARD COMMITTEES

Our Board held eight meetings during 2019. Each of the directors attended at least 75% of the meetings of our Board and each committee on which he or she served while members of them. Our Corporate Governance Guidelines set forth the Company's policy that directors should use their best efforts to attend the Company's Annual Meeting of Stockholders. All directors serving at the time of the 2019 Annual Meeting of Stockholders attended the meeting.

Our Board has a standing Compensation Committee, Audit Committee, Corporate Governance Committee, and Executive Committee. The charters for each of our principal Board committees can be found on the Company's website at *www.borgwarner.com*. The responsibilities of our Board committees are set forth in their charters, which are reviewed at least annually.

	Compensation	Audit	Corporate Governance	Executive
Jan Carlson*	■		■ (Chair)	■
Dennis C. Cuneo	■	■		
Michael S. Hanley		■ (Chair)		
Frédéric B. Lissalde				■
Paul A. Mascarenas		■		
John R. McKernan, Jr.			■	
Deborah D. McWhinney	■			
Alexis P. Michas				■ (Chair)
Vicki L. Sato, Ph.D.	■ (Chair)		■	

*   Mr. Carlson is not standing for re-election to the Board at the Annual Meeting.   ■ Member   ■ Chair

COMPENSATION COMMITTEE

MEMBERS:
Sato Chair, Carlson*, Cuneo, McWhinney

All members of the Compensation Committee are independent under the NYSE rules

NUMBER OF MEETINGS IN 2019:
six

*   Mr. Carlson is not standing for re-election to the Board at the Annual Meeting.

Compensation Committee Purpose: The Compensation Committee Charter provides that the Compensation Committee will, among other things, assist our Board in fulfilling its oversight responsibility relating to:

- reviewing and approving the Company's stated executive compensation philosophy and strategy to ensure that members of management are rewarded appropriately for their contributions to corporate growth and value creation and that the executive compensation strategy supports corporate objectives and stockholder interests

- reviewing and approving, chief executive officer and other executive officer remuneration and compensation plans, and supervising the administration of these plans

- ensuring that the compensation of Executive Officers is internally equitable, is externally competitive, motivates Executive Officers toward the achievement of business objectives and aligns their focus with the long-term interests of the Company and its stockholders

The Compensation Committee may form and delegate authority to subcommittees as it deems appropriate.

In April 2019, the Compensation Committee reviewed the Compensation Committee Charter and recommended to our Board that it was not necessary to make changes to it. Stockholders can find it on the Company's website at *www.borgwarner.com*.

AUDIT COMMITTEE

MEMBERS:
Hanley Chair, **Cuneo, Mascarenas**

NUMBER OF MEETINGS IN 2019:
eight

Audit Committee Purpose: The Audit Committee Charter provides that the Audit Committee will among other things, assist the full Board in fulfilling our Board's oversight responsibility relating to:

- quality and integrity of the accounting, auditing, financial reporting, and risk management practices of the Company
- appointment, compensation, retention, and oversight of the independent registered public accounting firm
- monitoring the independent registered public accounting firm's qualifications, independence, and work (including resolving any disagreements between the Company's management and the independent registered public accounting firm regarding financial reporting)
- pre-approval of all services to be performed by the independent registered public accounting firm
- monitoring of the performance of the Company's internal audit function and reviewing, on behalf of our Board, the Company's pension plans and risk management programs

In October 2019, the Audit Committee reviewed the Audit Committee Charter and recommended to our Board that it was not necessary to make changes to it. Stockholders can find it on the Company's website at *www.borgwarner.com*.

Each member of the Audit Committee meets the independence requirements set by the NYSE, Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations of the SEC. The Audit Committee has one member who is qualified as an audit committee financial expert as defined by the rules and regulations of the SEC, Mr. Hanley (who serves as Chair). None of the members of the Audit Committee simultaneously serve on the audit committees of more than two other public companies.

CORPORATE GOVERNANCE COMMITTEE

MEMBERS:
Carlson* Chair, **McKernan, Sato**

NUMBER OF MEETINGS IN 2019:
four

Corporate Governance Committee Purpose: The Corporate Governance Committee Charter provides that the Corporate Governance Committee will assist our Board in fulfilling its oversight responsibility by, among other things, making recommendations regarding:

- Board composition and structure
- corporate governance principles, including the nature, duties, and powers of Board committees
- term of office for members
- qualified persons to be nominated for election or re-election as directors including stockholders' suggestions for Board nominations
- the emergency successor to the CEO
- any requests for waivers of application of the Company's Code of Ethical Conduct
- any related person transactions
- oversight of the Company's sustainability strategy, policies, and procedures

The Corporate Governance Committee also establishes criteria for Board and committee membership, evaluates Company policies relating to the recruitment of directors, and oversees the evaluation of our Board, its committees and management.

The Corporate Governance Committee will consider nominees for our Board from a variety of sources, including current directors, management, retained third-party search firms, and stockholders.

Stockholder-recommended candidates and stockholder nominees whose nominations comply with the required procedures and who meet the criteria referred to below will be evaluated by the Corporate Governance Committee in the same manner as the Corporate Governance Committee's nominees.

* Mr. Carlson is not standing for re-election to the Board at the Annual Meeting.

In July 2019, the Corporate Governance Committee reviewed the Corporate Governance Committee Charter and recommended to our Board that it was not necessary to make changes to it. Stockholders can find it on the Company's website at *www.borgwarner.com*.

DIRECTOR NOMINEE REQUIREMENTS

The Corporate Governance Committee seeks to establish and maintain a board that is strong in its collective knowledge and that possesses a diversity of skills, background, and experience in areas identified as relevant to guide the Company in execution of its business strategy, recognizing that these areas may change over time. In considering whether to recommend to the full Board any candidate for inclusion in our Board's slate of recommended director nominees, the Corporate Governance Committee will consider, among other things, the extent to which candidates possess the following factors:

- the highest personal and professional ethics, integrity, and values

- demonstrated business acumen, experience, and ability to use sound judgment to contribute to effective oversight of the business and financial affairs of the Company

- ability to evaluate strategic options and risks and form independent opinions, stated constructively to contribute to guidance and direction of the Company

- active, objective, and constructive participation at meetings of our Board and its committees, with flexibility in approaching problems

- open-mindedness on policy issues and areas of activity affecting overall interests of the Company and its stockholders

- stature to represent the Company before the public, stockholders, and various others who affect the Company

- involvement only in activities and interests that do not create a conflict with the director's responsibilities to the Company and its stockholders

- willingness to objectively appraise management performance in the interest of the stockholders

- interest and availability of time to be involved with the Company and its employees over a sustained period

- ability to work well with others, with deep and wide perspective in dealing with people and situations, and respect for the views of others

- a reasoned and balanced commitment to the social responsibilities of the Company

- contribution to our Board's desired diversity and balance

- willingness of independent directors to limit public company board service to four or fewer boards (any exceptions would require Corporate Governance Committee approval)

- willingness to tender, promptly following the Annual Meeting at which they are elected or re-elected as director, an irrevocable resignation that will be effective upon (i) the failure to receive the required vote at the next Annual Meeting at which they face re-election, and (ii) our Board's acceptance of such resignation

- willingness to provide all information, including completion of a questionnaire, required by the Company's By-laws

Nomination Process and Evaluation

The Corporate Governance Committee accepts candidate recommendations and referrals from a variety of sources including stockholders, directors, management, search firms, and other sources. An overview of the process undertaken by the Committee when evaluating candidates includes:

- Use of a skills matrix to identify specific attributes desired to be represented on our Board

- An assessment of the candidates' freedom from conflicts of interest and independence

- Consideration of the narrowed pool of candidates' qualifications, expertise, and cognitive diversity

- Candidates are discussed and interviewed by the Committee, Non-Executive Chairman, and CEO

- The Committee recommends nominees to the full Board

- The full Board selects nominees

- Stockholders vote on nominees at annual stockholders' meetings

- The Committee evaluates the full board, its committees, and individual directors annually

Process for Nomination by Stockholders

Stockholders who wish to nominate candidates must do so in accordance with the procedures required in our By-laws. Stockholders submitting such nominations must provide the information and background material to our Secretary, 3850 Hamlin Road, Auburn Hills, Michigan 48326 not less than 90 nor more than 120 days prior to the first anniversary of the preceding year's Annual Meeting. Accordingly, any stockholder who wishes to have a nomination considered at the 2021 Annual Meeting must deliver the required materials between December 30, 2020 and January 29, 2021.

The Company's By-laws require, among other things, that the nominating stockholder disclose all material monetary agreements between the nominating stockholder and the nominees; that director nominees (including our Board's nominees) complete a questionnaire regarding the nominee's background, qualifications, and conflicts of interest; and that stockholders nominating candidates must disclose economic interests, including all direct and indirect compensation between or among such stockholder and such stockholder's respective affiliates and associates, on the one hand, and each proposed nominee and his or her respective affiliates and associates, on the other hand.

The Company's Corporate Governance Committee Charter provides that the Corporate Governance Committee considers suggestions for Board membership submitted by stockholders in accordance with the notice provisions and procedures set forth in our By-laws.

Proxy Access

In addition, we have a proxy access right in our By-laws that permits a stockholder, or a group of up to 25 stockholders, owning continuously for at least three years shares of our Company representing an aggregate of at least 3% of the voting power entitled to vote in the election of directors, to nominate and include in our proxy materials director nominees constituting up to 20% of our Board, provided that the stockholder(s) and the nominee(s) satisfy the requirements of our By-laws. For the 2021 Annual Meeting of Stockholders, notice of proxy access director nominees must be received by our Secretary at 3850 Hamlin Road, Auburn Hills, Michigan, 48326 no earlier than October 21, 2020 and no later than the close of business on November 20, 2020.

EXECUTIVE COMMITTEE

MEMBERS:
Michas Chair,
Carlson*,
Lissalde

The Executive Committee did not meet during 2019

*   Mr. Carlson is not standing for re-election to the Board at the Annual Meeting.

The Executive Committee is empowered to act for the full Board during intervals between Board meetings when telephonic meetings cannot reasonably be arranged, with the exception of certain matters that by law may not be delegated.

EXECUTIVE SESSIONS

The non-employee directors meet in executive sessions without the presence of any corporate officer or member of management in conjunction with regular meetings of our Board. Non-Executive Chairman Michas is the current presiding director. All of the Committees of our Board also meet in executive session without the presence of any corporate officer or members of management in conjunction with regular meetings of the Committee. Interested parties can make concerns known directly to the non-management directors on-line at compliancehotline.borgwarner.com or by toll-free call to 1-800-461-9330.

CERTAIN TRANSACTIONS

Certain Relationships and Related Person Transactions, and Director Independence

The Company has adopted a written policy concerning related person transactions under which the Corporate Governance Committee is responsible for review, disapproval or approval or ratification of any related party transactions in which a director, nominee for director or executive officer or immediate family member of any of them has a material interest.

RISK OVERSIGHT

Our Board regularly and continually receives information intended to apprise it of the strategic, operational, commercial, financial, legal, and compliance risks the Company faces. Oversight of risk is an evolving process in which management assesses the degree to which risk management is integrated and continually seeks opportunities to further engrain enterprise risk management, into business processes throughout the organization. Our Board actively encourages management to continue to drive this evolution. In 2019, our Board endorsed the Company's continued enhancement of its enterprise risk management governance infrastructure, processes, integration, communications, and sustainability.

While our Board has responsibility for oversight of the Company's risk management practices, the Audit, Compensation, and Corporate Governance Committees of our Board contribute to the risk management oversight function. In particular, the Audit Committee focuses on financial and compliance risk, including internal controls and cyber-security risk management practices, and receives risk assessment and management reports from the Company's internal Enterprise Risk Management Committee and from the Company's information technology and internal audit functions. The members of the Enterprise Risk Management Committee (the Company's Controller, Treasurer, Vice President of Internal Audit, Vice President and Chief Compliance Officer, Vice President and Chief Information Officer, and business and operations leaders) have direct access to the Audit, Compensation, and Corporate Governance Committees and our Board. The Audit Committee receives, reviews, and discusses regular reports from them concerning risk identification and assessment, risk management policies, and practices and mitigation initiatives, to assure that the risk management processes designed and implemented by the Company are adapted to the Company's strategy and are functioning as expected. In addition, as part of its compensation philosophy, the Compensation Committee strives to adopt compensation incentives that encourage appropriate risk-taking behavior that is consistent with the Company's long-term business strategy and objectives. The Corporate Governance Committee oversees risk management practices in its domain, including director candidate selection, governance, and succession matters.

Proposal 2
Approval, by Advisory Vote, of the Compensation of Our Named Executive Officers

Our stockholders may approve, on a non-binding, advisory basis, the compensation of our named executive officers as disclosed in accordance with the executive compensation disclosure rules contained in Item 402 of the SEC's Regulation S-K. Accordingly, consistent with the requirements of Section 14A of the Exchange Act, we are seeking input from stockholders with this advisory vote on the compensation of our named executive officers ("NEOs"). The vote on this proposal is not intended to address any specific element of compensation; but rather, the overall compensation of our NEOs and the philosophy, policies and practices described in this proxy statement.

While this vote is advisory, and not binding on our Company, it provides valuable information to our Compensation Committee. Our Board and the Committee value the opinions of our stockholders.

2019 PERFORMANCE

The 2019 fiscal year was a year of good financial performance for the Company. The Company generally performed near or above the top end of Guidance for key financial metrics. The Company delivered strong relative revenue outgrowth, sustained its adjusted operating margin % above 12%, and generated one of the strongest levels of free cash flow in its history.



Relative revenue growth, adjusted operating margin %, and free cash flow are Non-GAAP measures. Reconciliations to comparable GAAP measures for relative revenue growth, adjusted operating margin %, and free cash flow can be found in Appendix A.

- As a result of this performance and effective management of its operating investment, the Company's EV for the year was $351.7M resulting in a payout of 175.5% under the EV metric of the Company's Management Incentive Plan ("MIP") for 2019. Under the FCF metric, the Company earned a 200% payout. The two combined metrics resulted in a 180.4% payout under the Company's MIP. Details of this calculation are provided on page 36.

- The relative revenue growth experienced in 2019 helped drive an annualized growth rate of 5.3% for the three-year period ended December 31, 2019. This growth exceeded the decline in the vehicle market by 5.9% resulting in payout at 195% of target for the 2017-2019 RRG performance shares.

- The increase in our stock price and the dividends paid over the three-year period ended December 31, 2019, outpaced other companies in our sector. As a result, the relative TSR metric of the long-term incentive plan generated a payout for the first time since the 2011-2013 performance period. TSR performance shares paid out at 118.2% of target.

HIGHLIGHTS OF THE 2019 EXECUTIVE COMPENSATION PROGRAM

Element	Key Features of Our Compensation Program
Salary	• Reviewed annually, adjusted as appropriate to align with median-market levels (50th percentile of the Company's peer group) with actual salaries reasonably below or above the median considering scope of responsibilities and experience, development opportunity, changes in responsibilities, and individual and business performance
Annual Cash Incentive	• Reviewed annually, adjusted as appropriate to align with median levels (50th percentile of the Company's peer group) with actual cash incentives reasonably below or above the median considering scope of responsibilities and experience, development opportunity, changes in responsibilities, and individual and business performance
	• Variable pay component focused on short-term annual objectives that demonstrate the strength of the business over the long-term
	• 80% based on achievement of total Company economic value, or EV, a dynamic measure of how well we convert investments into increased stockholder value
	• 20% based on FCF, which is an important measure of how much cash the Company generates after expenditures, that allows the Company to pursue opportunities that enhance stockholder value
	• Targets reflective of the current economic conditions of the industry
Long-Term Equity Incentive	• Reviewed annually, adjusted as appropriate to align with median levels (50th percentile of the Company's peer group) with actual long-term equity incentives reasonably below or above the median considering scope of responsibilities and experience, development opportunity, changes in responsibilities, and individual and business performance
	• Two-thirds in Performance Shares
	• 50% based on relative TSR measured at the end of a 3-year performance period
	• 50% based on RRG at the end of a 3-year performance period
	• No payout for relative TSR performance below the 25th percentile
	• Maximum relative TSR payout requires performance at or above the 75th percentile
	• RRG which exceeds the market by 2% results in a threshold payout and a maximum RRG payout requires market outperformance of 6%
	• One-third in Restricted Shares
	• 50% vesting after two years and the remainder vesting after three years

We maintain the highest level of oversight of our executive compensation program. Our Board, our Non-Executive Chairman, CEO, and our Chief Human Resources Officer engage in a rigorous talent review process annually to address succession and executive development for our CEO and other key executives. We closely monitor the compensation programs and pay levels of executives from other companies that we believe to be similar to the Company in business characteristics and economics.

Accordingly, for the reasons we discuss above, our Board recommends that stockholders vote in favor of the compensation of our named executive officers as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion.

The votes cast "for" this proposal must exceed the votes cast "against" this proposal for approval of the compensation of our named executive officers, assuming that a quorum is present. For purposes of determining the advisory vote regarding this proposal, abstentions and broker non-votes do not constitute a vote "for" or "against" the proposal and will be disregarded in the calculation of "votes cast." Proxies solicited by our Board will be voted "FOR" approval of the compensation unless a stockholder specifies otherwise.

We currently hold advisory votes on the compensation of NEOs on an annual basis and intend to hold the next such vote at the 2021 Annual Meeting of Stockholders.

RECOMMENDATION

 Our Board recommends a vote **"FOR"** the approval, by advisory vote, of the compensation of our named executive officers.

Executive
Compensation

Compensation Discussion
and Analysis

Executive Compensation
Summary

One of the greatest assets is our employees. Our Named Executive Officers for 2019 are listed below:

OUR NAMED EXECUTIVE OFFICERS



Frédéric B. Lissalde, 52

President and Chief Executive Officer

EMPLOYEE SINCE 1999

2019 TARGET COMPENSATION HIGHLIGHTS



$1,175,000
Base salary

87%
At Risk

$6,227,500
Long-term
incentive award

$1,527,500
Annual
incentive (cash)

BIOGRAPHY

Mr. Lissalde has been President and Chief Executive Officer of the Company since August 2018. He was Executive Vice President and Chief Operating Officer of the Company from January 2018 to July 2018. From May 2013 to December 2017, he was Vice President of the Company and President and General Manager of BorgWarner Turbo Systems LLC.

Mr. Lissalde's experience includes setting and executing strategic direction; driving business performance, growth, and culture; and the integration of purchased companies around the world. He formerly served as a board member of CLEPA (European Automotive Suppliers' Association), based in Brussels, Belgium.

Prior to joining BorgWarner, Mr. Lissalde held positions at Valeo and ZF in the areas of program management, engineering, operations, and sales in the United Kingdom, Japan, and France.

Mr. Lissalde holds a Masters of Engineering degree from ENSAM - Ecole Nationale Superieure des Arts et Metiers - Paris, and an MBA from HEC Paris. He is also a graduate of executive courses at INSEAD - Institut Européen d'Administration des Affaires, Harvard, and MIT.



Kevin A. Nowlan, 48

Executive Vice President and Chief Financial Officer

EMPLOYEE SINCE 2019

2019 TARGET COMPENSATION HIGHLIGHTS


$725,000
Base salary
$1,813,000
Long-term incentive award
77%
At Risk
$652,500
Annual incentive (cash)

BIOGRAPHY

Mr. Nowlan has been Executive Vice President and Chief Financial Officer since April 2019. He was Senior Vice President and President, Trailer, Components and Chief Financial Officer of Meritor, Inc., a commercial truck and industrial supplier, from March 2018 to March 2019. Mr. Nowlan joined Meritor in 2007 and served in a variety of finance roles before becoming Senior Vice President and Chief Financial Officer. He was Senior Vice President and Chief Financial Officer of Meritor, Inc. from May 2013 to March 2019. Prior to his career at Meritor, Inc., Mr. Nowlan worked for GMAC Inc. and the General Motors Company's Treasurer's Office for 12 years in a variety of roles.

Mr. Nowlan holds a bachelor's degree in economics, political science, and history and a Master of Business Administration degree from the University of Michigan.



Joseph F. Fadool, 55

Vice President, BorgWarner Inc. and President and General Manager, BorgWarner Emissions, Thermal and Turbo Systems

EMPLOYEE SINCE 2010

2019 TARGET COMPENSATION HIGHLIGHTS


$750,000
Base salary
$1,875,000
Long-term incentive award
77%
At Risk
$652,500
Annual incentive (cash)

BIOGRAPHY

Mr. Fadool has been Vice President of the Company and President and General Manager of BorgWarner Emissions Systems LLC, BorgWarner Thermal Systems Inc. and Turbo Systems LLC since October 2019. He was Vice President of the Company and President and General Manager of Turbo Systems LLC from May 2019 to October 2019. He was Vice President of the Company and President and General Manager of BorgWarner Emissions Systems LLC and BorgWarner Thermal Systems Inc. from January 2017 to May 2019. He was Vice President of the Company and President and General Manager of BorgWarner Ithaca LLC (d/b/a BorgWarner Morse Systems) from July 2015 until December 2016. From May 2012 to July 2015, he was the Vice President of the Company and President and General Manager of BorgWarner Morse TEC Inc.

Prior to joining BorgWarner, Mr. Fadool worked at Continental Automotive Systems as Vice President for North American Electronic Operations. He previously held various positions with increasing responsibility at Continental and Siemens VDO Automotive since 1996 including general management, operations, sales, and program management. Prior to joining Continental, he spent seven years with Ford Motor Co., where he was involved in project management, product development, and the launches of several major vehicles, including the Mustang and Taurus programs.

Mr. Fadool earned a Bachelor of Science degree in electrical engineering from Lawrence Technological University in Southfield, Michigan, in 1989 and received his Master of Science degree in computer and electronic controls from Wayne State University in Detroit, Michigan in 1993.



Dr. Stefan Demmerle, 53

Vice President, BorgWarner Inc. and President and General Manager, BorgWarner Power Drive Systems

EMPLOYEE SINCE 2012



2019 TARGET COMPENSATION HIGHLIGHTS

$1,120,000 — **74% At Risk**

Long-term incentive award

$560,000 Base salary

$476,000 Annual incentive (cash)

BIOGRAPHY

Dr. Demmerle has been Vice President of the Company and President and General Manager of BorgWarner PDS (USA) Inc. (formerly known as BorgWarner TorqTransfer Systems Inc.) since September 2012 and President and General Manager of BorgWarner PDS (Indiana) Inc. (formerly known as Remy International, Inc.) since December 2015.

Prior to joining BorgWarner in 2012, Dr. Demmerle became Vice President of the powertrain electronics business at Continental from 2010 to 2012 after leading Continental Diesel Systems (formerly known as Siemens Diesel Systems Technology) as President and CEO from 2006 to 2010.

He previously held positions of increasing responsibility within Siemens VDO Automotive in the transmission and engine electronics businesses both in France and worldwide.

Dr. Demmerle began his career in France with assignments in sales and program management for automotive engine components. He holds a master's degree in Mechanical Engineering from the Technical University of Munich, Germany, as well as a Ph.D. in Mechanical Engineering from the Institut Polytechnique de Grenoble, France.



Tonit M. Calaway, 52

Executive Vice President, Chief Legal Officer and Secretary

EMPLOYEE SINCE 2016



2019 TARGET COMPENSATION HIGHLIGHTS

$1,023,000 — **73% At Risk**

Long-term incentive award

$568,150 Base salary

$482,928 Annual incentive (cash)

BIOGRAPHY

Ms. Calaway was named Executive Vice President, Chief Legal Officer and Secretary of BorgWarner Inc. in August 2018. In this role she oversees the global legal function. Previously, Ms. Calaway served as Executive Vice President and Chief Human Resources Officer since 2016, where she managed all aspects of human resources for employees around the globe, including compensation and benefits, talent management, labor, employment, and related management issues. Ms. Calaway has served as a member of the Board of Directors of Astronics Corporation since October 2019.

Before joining BorgWarner, Ms. Calaway held various positions during her 18-year career at Harley-Davidson, Inc., a motorcycle manufacturer, in Milwaukee, Wisconsin. Most recently, she served as Vice President of Human Resources, where she guided company-wide leadership development, compensation and benefits, labor relations and diversity initiatives, and as President of The Harley-Davidson Foundation. A securities attorney by training, Ms. Calaway rose through the legal department, serving as Associate General Counsel - Motor Company Operations, Assistant General Counsel, Chief Compliance Counsel, and Assistant Secretary.

Ms. Calaway is a graduate of the University of Wisconsin - Milwaukee, and received her juris doctorate from the University of Chicago Law School. She is a member of the State Bar of Wisconsin.

Thomas J. McGill, our Vice President, Controller, Tax, Enterprise Risk Management, is also an NEO for 2019 as defined by the SEC's disclosure rules because he served as interim Chief Financial Officer for three months in 2019.

Compensation
Philosophy

Attracting and retaining a highly-talented workforce – at all levels within our organization – is a top priority at BorgWarner. We are committed to providing competitive compensation opportunities designed to deliver equal pay for equal work regardless of race, ethnicity, or gender.

As part of our regular compensation process, our Board and senior management team, with input from outside, independent compensation consultants, conduct comprehensive analyses to ensure that our compensation program continues to support our business strategy, pay-for-performance philosophy, and competitive pay practices. Through this work, we can make informed decisions about each employee's compensation in the context of their role at the Company, experience, geography, and performance to determine if any adjustments are needed to align pay with external market practices or internal comparable positions.

We also strive to ensure pay equity among comparable jobs across the Company. To this end, we conduct a deeper evaluation that looks closely at pay among our employees performing comparable work to understand where pay disparities might exist, taking into account responsibility level, performance, and experience. Where areas for improvement are found, we take corrective action — reinforcing our commitment to a diverse and inclusive culture where all our employees are paid in an equitable manner and have equal opportunities for success.

Management regularly reports to our Board on each of these efforts, consistent with our Board's commitment to the same goals.

In addition to these priorities, our Compensation Committee has identified the following key components of our executive compensation philosophy.

- Align the interests of our executives with the long-term interests of the business, our stockholders, and employees
- Motivate exceptional performance through metrics that support our long-term strategy of growth and value creation
- Attract, develop, motivate, and retain top global talent
- Pay competitively across salary grades in all regions of the world
- Apply a compensation program design in a consistent manner across the organization
- Mitigate excessive risk taking
- Reflect the input of our stockholders

Company Performance
Overview

2019 OPERATIONAL HIGHLIGHTS VERSUS GUIDANCE INCLUDE:

Relative Revenue Growth



Adjusted Operating Margin%



Free Cash Flow



Relative revenue growth, adjusted operating margin %, and free cash flow are Non-GAAP measures. Reconciliations to comparable GAAP measures for relative revenue growth, adjusted operating margin %, and free cash flow can be found in Appendix A.

The Company had good financial performance in 2019 and generally performed near or above the top end of Guidance for its key financial metrics. The Company delivered strong relative revenue outgrowth, sustained its adjusted operating margin % above 12%, and generated one of the strongest levels of free cash flow in its history. As a result of this performance and effective management of its operating investment, the Company's EV for the year was $351.7M resulting in a payout of 175.5% under the EV metric of the Company's MIP for 2019. Under the FCF metric, the Company earned a 200% payout. The two combined metrics resulted in a 180.4% payout under the Company's MIP. Details of this calculation are provided on page 36.

The relative revenue growth experienced in 2019 helped drive an annualized growth rate of 5.3% for the three-year period ended December 31, 2019. This growth exceeded the decline in vehicle market production by 5.9% resulting in a payout at 195% of target for the 2017-2019 relative revenue growth performance shares.

The increase in our stock price and the dividends paid over the three-year period ended December 31, 2019, outpaced other companies in our sector. As a result, the relative TSR metric of the long-term incentive plan generated a payout for the first time since the 2011-2013 performance period. TSR performance shares paid out at 118.2% of target.

Compensation Program
Overview and Elements

In 2019, Mr. Lissalde's first full year as President and Chief Executive Officer, approximately 87% of his target compensation was tied to performance, with the majority tied to long-term growth and stockholder returns. A significant portion of all of the NEOs' compensation is at-risk and dependent upon the achievement of rigorous and objective performance requirements. In 2019, between 73-87% of the NEOs' compensation was at-risk.

2019 CEO Compensation



13%
Base Salary

- Remaining **87% of compensation is at-risk**

17%
Annual Incentive

- Drives achievement of key business results
- Based on achievement of EV and FCF, demonstrating strength of business

87%
of CEO's compensation is at-risk (Annual Incentive + Long-Term Incentive)

70%
Long-Term Incentive

- Aligns management interests with our stockholders'
- Supports talent retention
- Significant portion performance-based

  - **Two-Thirds of Long-Term Incentive** Performance shares *equally divided between Relative Total Stockholder Return and Relative Revenue Growth, measured at the end of a 3-year period*

  - **One-Third of Long-Term Incentive** Restricted shares *vest 50% after 2 years and 100% after 3 years*

Element	Key Features of Our Compensation Program
Salary	• Reviewed annually, adjusted as appropriate to align with median-market levels (50th percentile of the Company's peer group discussed on page 39) with actual salaries reasonably below or above the median considering scope of responsibilities and experience, development opportunity, changes in responsibilities, and individual and business performance
Annual Cash Incentive	• Reviewed annually, adjusted as appropriate to align with median-market levels (50th percentile of the Company's peer group) with actual annual cash incentives reasonably below or above the median considering scope of responsibilities and experience, development opportunity, changes in responsibilities, and individual and business performance • Variable pay component focused on short-term annual objectives that demonstrate the strength of the business over the long-term • 80% based on achievement of EV, a dynamic measure of how well we convert investments into increased stockholder value • 20% based on FCF which is an important measure of how much cash the Company generates after expenditures that allows the Company to pursue opportunities that enhance stockholder value • Targets reflective of the current economic conditions of the industry

Long-Term Equity Incentive	• Reviewed annually, adjusted as appropriate to align with median-market levels (50th percentile of the Company's peer group) with actual long-term equity incentives reasonably below or above the median considering scope of responsibilities and experience, development opportunity, changes in responsibilities, and individual and business performance
	• Two-thirds in Performance Shares
	   • 50% based on relative TSR measured at the end of a 3-year performance period
	   • 50% based on RRG at the end of a 3-year performance period
	   • No payout for relative TSR performance below the 25th percentile
	   • Maximum relative TSR payout requires performance at or above the 75th percentile
	   • RRG that exceeds the market by 2% results in a threshold payout and a maximum RRG payout requires market outperformance of 6%
	• One-third in Restricted Shares
	   • 50% vesting after two years and the remainder vesting after three years

Stockholder
Engagement

The Compensation Committee and our Board were pleased that our stockholders continued to support our executive compensation program, which was enhanced in part as a result of our outreach efforts in recent years. Our say-on-pay proposal at our 2019 Annual Meeting received support from 95.4% of votes cast. We engaged with stockholders during the fall of 2019 and continued to receive positive feedback on the program and changes that we have made to our executive compensation disclosures.

The Company is committed to continuing this dialog with stockholders, as this feedback helps inform the Board and is a factor in making executive compensation decisions.

See page 6 for additional information.

Leading Compensation
Governance Practices

- Stockholder engagement informs compensation program
- Significant portion of executive pay performance-based and at-risk
- Rigorous goal setting process
- Annual compensation assessment
- Annual risk assessment

- Stock ownership guidelines for executives
- Clawback policy for recoupment of incentive compensation under certain conditions
- Policies prohibiting hedging or pledging of Company stock
- Double-trigger change in control provisions for restricted stock

Executive Compensation
Program Elements

Our Compensation Committee performs a strategic review of our executive officers' compensation at least annually, in addition to discussions at Compensation Committee meetings held throughout the year. Reflecting our intention to pay for performance, the Compensation Committee evaluates our compensation philosophy and objectives to ensure they align to our business strategies, competitive realities, and our Board's determination of what is in the best interests of stockholders. The Committee also considers feedback from our stockholders. After which, our Compensation Committee then determines whether our compensation program meets these objectives, provides adequate incentives and motivation to our executive officers, and adequately compensates our executive officers relative to comparable officers at other companies with

which we compete for executive talent. As part of this strategic review for 2019, our Compensation Committee determined the compensation of our Senior Executive Team including our CEO, CFO, and the four other officers whose compensation is detailed in the Summary Compensation Table on page 45. For compensation decisions relating to executive officers other than our CEO, our Compensation Committee considers recommendations from our CEO.

The key elements of our executive compensation program are base salary, short-term incentives through our MIP, and long-term incentives in the form of performance shares and restricted stock. We strive to have each compensation element complement the others and reward the achievement of short-term and long-term business objectives.

Management Incentive Plan

The MIP is our cash-based, annual incentive plan for executives. For 2019, we have designed it to focus key managers on creating EV for the Company and reinforce teamwork and collaboration by measuring the management team at each business as well as the results for the combined business. EV is the concept that capital has a

cost and that earning more than the cost of capital creates value for our stockholders. EV is a dynamic measure of one of the ways in which we turn investments into increased stockholder value. We calculate EV for purposes of the MIP as follows:

EV	=	Net Operating Profit After Tax	−	(Capital Invested x Cost of Capital)

Net Operating Profit After Tax ("NOPAT")	Earnings prior to interest and finance charges net of income taxes calculated at a fixed composite statutory rate (we used 26% for 2019)
Capital Invested	For the Company – the sum of debt and stockholders' equity less cash and cash equivalents.
	For each Business – the sum of the assets employed in the business less operating liabilities such as accounts payable, accruals, and long-term liabilities other than debt.
Cost of Capital	Assumed rate of return on capital invested required to fairly compensate debt and equity investors (we used 9.5% in 2019 because it approximates the Company's estimated rate)

In an effort to improve the Company's cash position, we added an FCF performance measure to MIP with 20% of the 2019 bonus opportunity tied to this measure.

FCF	=	Net Earnings	±	Non-cash Expenses	-	Working Capital Utilization	-	Capital Spending

MIP TARGETS AND AWARDS

The following describes the MIP structure, goal-setting process, and resulting payouts:

- Each year, the Compensation Committee establishes threshold, target, and maximum performance goals for the Company and business segments at the beginning of the fiscal year considering the broader economic environment, industry conditions, and the Company's current guidance and past performance with respect to operating earnings and cash flow generation.
- In 2019, the Compensation Committee set the target performance level above the midpoint of the Guidance range. The Compensation Committee set the maximum

EV performance level for 2019 12% higher than the target level, requiring significant outperformance beyond Guidance to achieve a maximum payout.

- The Compensation Committee also set FCF targets in an effort to improve the Company's cash position. Maximum FCF performance level was set 9% higher than the target level.
- Based upon the above criteria, the Compensation Committee established 2019 threshold, target, and maximum performance levels for the total Company as follows:

2019 EV Performance Target



2019 FCF Performance Target



- The target bonus opportunity for our NEOs for 2019 ranged from 80% to 130% of base salary in accordance with the annual cash incentives market review described on page 32.
- Actual performance is measured at the close of the fiscal year, with any earned bonuses paid in the first quarter of the following year.

- NEOs receive 25% of the target opportunity for achieving threshold performance and 200% of the target opportunity for achieving maximum performance or above, with results in between these levels interpolated.
- NEO bonus opportunities are weighted based upon the EV performance at the total Company, segment, or business unit levels, depending on each NEO's responsibilities. For 2019, the weightings were as follows:

NEO	Total Company	Segment	Business Unit
Frédéric B. Lissalde	100%		
Kevin A. Nowlan	100%		
Joseph F. Fadool	40%	10%	50%
Stefan Demmerle	30%	20%	50%
Tonit M. Calaway	100%		
Thomas J. McGill	100%		

We determined the 2019 actual EV as follows using amounts from the Company's reported financial results which were adjusted for non-comparable items as reported in the Company's financial statements, including restructuring, and other noncomparable items.

(in millions)		
A.	Operating Earnings from Continuing Operations, excluding restructuring, M&A costs, and other non-comparable items[(1)]	$ 1,232.0
B.	Adjustment to align Operating Earnings to the performance target's foreign exchange basis	17.0
C.	Less taxes at 26% ((A. plus B.) times 26%)	324.8
D.	Net Operating Earnings (A. plus B. minus C.)	924.2
E.	Short-Term and Long-Term Debt	1,960.0
F.	Stockholders' Equity	4,844.0
G.	Adjustment to align Stockholder's Equity to the performance target's foreign exchange basis	55.0
H.	Cash	832.0
I.	Capital Invested (E. plus F. plus G. minus H.)	6,027.0
J.	Cost of Capital	9.5%
K.	2019 Economic Value (D. minus (I. times J.))	$ 351.7

(1) The Operating Earnings employed in the EV determination is adjusted from that disclosed in the financial statements $72 million of restructuring costs, $14 million from an unfavorable arbitration loss, $11 million of M&A costs, $9 million of other non-comparable items, and ($177) million from a gain on derecognition of a subsidiary.

2019 EV Performance


Actual
$351.7 million
Threshold
$283.8 million
Target
$322.5 million
Maximum
$361.2 million
175.5% payout as
% of target

2019 FCF Performance


Actual
$699 million
Threshold
$525 million
Target
$575 million
Maximum
$625 million
200% payout as
% of target

- Based on this EV and FCF achievement, executives earned actual bonuses related to the total Company performance at 180.4% of target. For our CEO, Frédéric Lissalde, this provided the following bonus payout.

CEO 2019 MIP Payout

MIP Result % of Target Bonus = EV (175.54% Payout as % of Target x 80%) + FCF (200% Payout as % of Target x 20%) = 180.4%

Bonus Payout = Base Salary of $1,175,000 x Target Percentage of Base Salary (130%) x MIP Result of 180.4% of Target Bonus = $2,754,999

- The corporate, segment, and business unit performance resulted in bonus payouts of 133.5% to 180.4% of target for the NEOs, with payout percentages and bonus payout amounts as follows:

NEO	MIP Payout as % of Target Based on Actual EV Performance	MIP Payout as % of Target Based on Actual FCF Performance	Bonus Payout
Frédéric B. Lissalde	175.5%	200.0%	$2,754,999
Kevin A. Nowlan	175.5%	200.0%	$ 886,667
Joseph F. Fadool	133.5%	200.0%	$ 970,939
Stefan Demmerle	160.9%	200.0%	$ 805,154
Tonit M. Calaway	175.5%	200.0%	$ 871,008
Thomas J. McGill	175.5%	200.0%	$ 492,383

2020 MIP

As noted above, one of the primary objectives of our compensation program is to drive executive behavior to accomplish key business strategies, particularly as they relate to our efforts to continue to be a propulsion leader through this period of major change in the automotive industry. Since this is a strategy that is key to our future success, it was determined that all members of the senior leadership team be on the same compensation plan and continue to further develop the Company's strategic priorities as one team with the same goals and objectives. This change aligns our efforts toward a common definition of success, which includes one team pulling together to deliver on the Company's goals.

In addition, to further enhance delivery of value to stockholders, for 2020 Management recommended, and the Compensation Committee, approved a change in the MIP performance measures for the senior leadership team including the NEOs. Annual incentive opportunities under the MIP for 2020 will be based 50% on the Company's adjusted operating margin % (OM%) and 50% on the Company's FCF. The Compensation Committee also approved an increase in the payout level for threshold performance from 25% to 50%.

OM% is being introduced as a performance measure because it:

- has been one of the Company's primary internal performance metrics, which is measured and reported on a monthly basis by every plant location globally,
- supports the Company's longer-term goal of sustaining its historically strong margin profile,
- has a high degree of correlation to improved stock price performance,

- is strongly connected to the determination of EV, and
- is more easily determined and understood as a measure of financial performance.

The weighting on FCF under the MIP is being increased in support of the Company's intent to focus on driving strong cash flow performance, which supports its ability to invest in future growth plans and to return value directly to stockholders.

Delivering strong EV remains an important focus of the Company. OM% and FCF are closely related to the calculation of EV, as EV is based on delivering strong operating income and efficient capital deployment that leads to cash flow generation. The Company believes that focusing on OM% and FCF metrics for its 2020 MIP will be more understandable and actionable for employees and more transparent for external constituents while retaining a close connection to the Company's culture of driving EV performance.

In 2020, the Compensation Committee set the target performance levels for OM% and FCF based on the Company's approved annual budget, which is comprehended within the Company's 2020 guidance range for these metrics. The maximum performance levels were set well above the high end of those ranges to require significant outperformance to achieve a maximum payout. The threshold performance levels were set to allow a payout for performance below the target that was relatively consistent with the outperformance required for a maximum payout. The 2020 OM% and FCF performance targets are as follows:

Performance Level	OM%	Cash Flow
Threshold	11.2%	$600 million
Target	11.7%	$700 million
Maximum	12.3%	$800 million

Long-Term Equity
Incentives

We believe that long-term performance is driven through an ownership culture that rewards our executives for maximizing long-term stockholder value. Our long-term incentive plans provide participants with appropriate incentives to acquire equity interests in our Company and align their interests with the interests of our stockholders.

We deliver two-thirds of the total value of the target long-term incentive opportunity through performance shares and one-third through restricted stock. Our Compensation

Committee has decided to place greater emphasis on performance shares due to the significant challenges in the automotive industry and a desire to provide a direct comparison of our longer-term performance to that of our industry peers, and firmly aligning our executives' interests with the interests of our stockholders.

PERFORMANCE SHARES

The Compensation Committee designed the performance share awards for a select group of senior executives to provide a competitive payout at the end of a three-year performance period, with goals set at the beginning of each performance period. A new performance period begins each January 1 and ends three years later on December 31.

Beginning with 2016 grants, performance shares may be earned based on achievement of two equally-weighted metrics: relative TSR and RRG. We believe that the combination of relative TSR and RRG provides the appropriate balance in the long-term incentive plan – TSR goals focus management on increasing stockholder value, and RRG focuses management on the long-term growth and success of our business under the current strategy.

- Relative TSR: Determined by ranking the Company's three-year TSR among a peer group of companies.
- RRG: Determined based on the three-year compound annual change in revenue, excluding the impact of changes in currency exchange rates and acquisition and divestiture activity, in excess of the three-year

compounded annual change in industry vehicle production, weighted to reflect the Company's relative participation in the vehicle markets of the various regions of the world and the Company's relative participation in the passenger car and commercial vehicle markets. We determined the change in industry vehicle production using data published by IHS Automotive, a leading global automotive research firm.

We expressed both the TSR and RRG target awards in terms of a number of performance shares. We use a consistent methodology for converting the target dollar amount to a specific number of shares: the average closing price of the Company's common stock for the last five trading days of the year preceding the date of grant, which coincides with the end of the prior performance period. We determine payouts at the end of the three-year performance period based on the rank of the Company's TSR compared to those of a peer group of companies ("Peer Group Companies") and RRG compared to the weighted average growth in vehicle production.

Performance Share Award Payout Schedule

The relative TSR payout schedule is as follows:

Level	Percentile Rank – TSR	Award Payout as Percent of Target*
	Below 25th percentile	0.0%
Threshold	25th percentile	25.0%
	35th percentile	55.0%
Target	50th percentile	100.0%
	65th percentile	160.0%
Maximum	75th percentile	200.0%

* We use linear interpolation to determine the percent of performance shares when actual performance does not fall directly on one of the levels listed above.

The RRG payout schedule is as follows:

Level	Revenue Growth above Vehicle Production Growth	Award Payout as Percent of Target*
Threshold	2%	50%
Target	4%	100%
Maximum	6%	200%

* We use linear interpolation to determine the percent of performance shares when actual performance does not fall directly on one of the levels listed above.

Relative TSR Peer Group

To improve the clarity in the Company's approach to executive compensation, the Compensation Committee determined to use a single peer group beginning in 2018 for purposes of determining relative TSR under its performance share program and for establishing market compensation levels. The single peer group includes companies of similar size, industry and global presence, and with which the Company competes for talent. Beginning with performance shares granted in 2018, the Compensation Committee approved a new peer group which includes the following companies:

Adient plc	Dover Corporation	Navistar International Corporation
American Axle & Manufacturing Holdings, Inc.	Eaton Corporation plc	PACCAR Inc.
	Emerson Electric	Parker Hannifin Corporation
Autoliv, Inc.	Harley-Davidson, Inc.	Polaris Industries Inc.
Ball Corporation	Illinois Tool Works Inc.	Sensata Technologies Holding N.V.
Brunswick Corporation	Ingersoll-Rand plc	Tenneco Inc.
Cooper-Standard Holdings Inc.	Lear Corporation	Textron Inc.
Cummins Inc.	LKQ Corporation, Inc.	Visteon Corporation
Dana Holding Corporation	Meritor, Inc.	
Delphi Technologies PLC		

The prior peer group continues to be used for performance periods beginning prior to 2018. The prior peer group included the publicly-traded companies in the automotive supplier industry with at least $1 billion in annual sales listed below. We had selected this group because we competed with these companies for stockholder investment dollars.

Adient plc	Gentex Corporation	Tenneco Inc.
Aptiv PLC	Genuine Parts Co.	Visteon Corporation
Autoliv, Inc.	Lear Corporation	Wabco Holdings Inc.
Dana Holding Corporation	LKQ Corp.	

Relative TSR Payout for 2017-2019. For the 2017-2019 performance period, the Company's TSR was at the 54th percentile of the peer group resulting in a 118.2% payout of performance shares for that performance period.

RRG Payout for 2017-2019. For the 2017-2019 performance period, the Company's revenue growth, excluding the impact of changes in currency values and merger, acquisition and divestiture activity, was 5.3% while the weighted average vehicle production decreased by 0.6%. The 5.9% outperformance resulted in a 2017-2019 RRG performance share payout of 195% of target. We detail below the shares earned by our NEOs, and we reflect them in the Options Exercised and Stock Vested table on page 49.

	Total Shareholder Return		Relative Revenue Growth	
NEO	Shares at Grant	Shares Earned	Shares at Target	Shares Earned
Frédéric B. Lissalde	11,950	14,125	11,950	23,303
Kevin A. Nowlan	0	0	0	0
Joseph F. Fadool	8,450	9,988	8,450	16,478
Stefan Demmerle	8,950	10,579	8,950	17,453
Tonit M. Calaway	8,450	9,988	8,450	16,478
Thomas J. McGill	3,500	4,137	3,500	6,825

RESTRICTED STOCK

Restricted stock awards incent and reward executives for improving long-term stock value and serve as a retention tool. Generally, we grant restricted stock in February and one-half of the shares granted will vest on the second anniversary of the grant and the remainder of the shares granted will vest on the third anniversary of the grant, in each instance provided that the recipient is still employed by the Company.

In response to stockholder feedback, all restricted stock grants in 2017 and later are subject to a double-trigger change of control provision, meaning shares of restricted stock will automatically accelerate and become fully vested only if the Company terminates an NEO's employment other than for cause, or the NEO elects to terminate employment for good reason, during the restriction period following a change of control.

Fixed Compensation and Benefits

BASE SALARY

We establish executives' base salaries in accordance with the scope of the executive's responsibilities, time in position and potential, the competitive market and internal equity. When considering market competitive base salaries, we target the median level among our peer group companies, which we determine annually. We review base salaries annually and adjust as appropriate to realign salaries with market levels after taking into account changes in individual responsibilities, individual and business performance, and experience. We increased the base salary for each of our NEOs during 2019, except for our CFO who was hired in April 2019, as follows:

NEO	2018 Year-End Salary	2019 Adjustments	% Change	2019 Year-End Salary
Frédéric B. Lissalde	$1,100,000	$75,000	6.8%	$1,175,000
Kevin A. Nowlan	N/A	N/A	N/A	$725,000
Joseph F. Fadool	$525,000	$225,000	42.8%	$750,000
Stefan Demmerle	$510,000	$50,000	9.8%	$560,000
Tonit M. Calaway	$550,000	$18,150	3.3%	$568,150
Thomas J. McGill	$340,000	$80,000	23.5%	$420,000

The increases in the base salaries of Mr. Lissalde, Ms. Calaway and Dr. Demmerle were based on market data for our peer companies as well as individual and business performance and experience and were effective April 1, 2019. The increases for Mr. Fadool and McGill were primarily based on their increased responsibilities resulting from promotions during the year and those increases were effective at the time of the promotions.

EXECUTIVE BENEFITS AND PERQUISITES

NEOs are eligible to participate in employee benefit plans on the same basis as other employees (such as medical, dental, and vision care plans; health care flexible spending accounts; life, accidental death and dismemberment, and disability insurance; employee assistance programs; and a defined contribution retirement plan including a 401(k) feature). The retirement plans described on pages 49 and 50 are provided to all employees to permit them to accumulate funds for retirement and to provide a competitive retirement package.

Our U.S.-based executives who exceed the limits under the qualified BorgWarner Inc. Retirement Savings Plan ("RSP") participate in the BorgWarner Inc. Retirement Savings Excess Benefit Plan ("Excess Plan"). All of our NEOs received Company contributions under the Excess Plan in 2019. For further detail, see page 50 under the Non-Qualified Deferred Compensation section.

Executive perquisites for the U.S.-based NEOs are limited to a taxable annual perquisite allowance. We do not provide tax gross-ups on benefits or perquisites. On certain occasions, an NEO's spouse or other family member may accompany the NEO on a business trip in which a company aircraft is utilized. No additional direct operating cost is incurred in such situations because there is no incremental cost associated with the additional traveler.

None of our NEOs participate in or have account balances in any of the Company-sponsored qualified or non-qualified defined benefit pension plans.

Change of Control
Agreements

We entered into Change of Control Employment Agreements, or COC Agreements, with each of our NEOs and certain other executives. In establishing the COC Agreements, our Board determined that it is in the best interests of the Company and its stockholders to (i) maintain NEOs' continued dedication in the event of either a contemplated or actual change of control, and (ii) provide two to three years of compensation to NEOs terminated in connection with a change of control so as to focus their attention on executing the transaction rather than the personal uncertainties and risks associated with such change of control.

COC Agreements: (i) do not provide for excise tax gross-up provisions, (ii) condition the receipt of certain benefits on the execution of a non-compete agreement, and (iii) incorporate a clause that allows an executive to forego certain benefits in the event that receipt would trigger the excise tax. See pages 50 and 51 for further details.

Each of our NEOs is eligible for severance benefits under the BorgWarner Inc. Transitional Income Plan, or TIP. The TIP was established to provide some financial protection to all U.S. salaried employees in the event that their employment is terminated for reasons beyond their control. The TIP benefit includes a lump sum payment that is based on length of service (with a maximum benefit of 26 weeks of base salary) and medical coverage. In no event would an NEO receive a payment under both the COC Agreement and the TIP.

Executive Compensation
Process and Practices

Peer Group and
Market Assessment

In evaluating and setting compensation, our Compensation Committee considers a number of factors including individual and business performance, internal equity, retention, the degree of alignment between the incumbent's job duties and the benchmarked job description, as well as an assessment of market practices. The Compensation Committee believes that benchmarking is a useful tool because it reflects the market in which we compete for talent and provides credibility for our compensation programs with our employees and stockholders.

In establishing compensation for 2019, our Compensation Committee used the same peer group that it used for establishing market compensation for 2018. Due to differences in size among our peer group companies, we use a regression analysis to normalize the survey results to better reflect the size of our Company relative to that of our peer group companies.

The peer group used for 2019 compensation decisions is the same as the Relative TSR Peer Group listed on page 39.

Independent Compensation
Consultant

Our Compensation Committee retained Pearl Meyer as its independent compensation consultant. The Compensation Committee annually reviews its relationship with Pearl Meyer to ensure continued independence. The review process includes consideration of the factors impacting independence set forth in New York Stock Exchange rules. Pearl Meyer reports directly to the Compensation Committee and does not perform any other services for the Company or management.

Pearl Meyer regularly participates in Compensation Committee meetings, and in collaboration with the Compensation Committee, aids in determining the appropriate compensation program, design, levels, and peer group for the Company.

Compensation
Risk Management

Each year, the Compensation Committee oversees a risk assessment of the Company's executive compensation program. Based on its most recent review, the Compensation Committee concluded that our compensation program and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. Our executive compensation program includes a

number of features that mitigate unnecessary risk taking, including a balance of short- and long-term incentives, with long-term incentives comprising the majority of our executives' compensation; a mix of performance metrics on our short- and long-term incentive programs; clawback provisions; and stock ownership guidelines.

Compensation
Policies

STOCK OWNERSHIP GUIDELINES

To promote equity ownership and align the interests of management and our stockholders, we have established stock ownership guidelines that outline our expectations for our executives to hold a significant and sustained long-term personal financial interest in the Company. During 2017, the Compensation Committee approved the following guidelines:

CEO	CFO	Business Presidents and Executive Vice Presidents
6x base salary	**3x** base salary	**2x** base salary

Executives are expected to meet the guidelines within five years after appointment as an officer. Shares counted to meet the ownership guidelines include vested and non-vested restricted shares, vested performance share awards, and shares held by the executive under the RSP and the Excess Plan. The Committee also approved a holding requirement for officers who do not meet their ownership guideline; officers must hold at least 50% of any performance share awards or restricted shares that become vested until their ownership guideline is met. Our Compensation Committee reviews the ownership level for our CEO and all other persons covered under this guideline each year. As of March 20, 2020, each of our named executive officers had met the level of ownership required or had more time to meet the guidelines.

SHORT SALES; PLEDGING; HEDGING

Generally, our Insider Trading and Confidentiality Policy prohibits our directors and employees from engaging in any transaction involving a put, call, or other option on BorgWarner securities, from selling any BorgWarner securities he or she does not own (i.e., "selling short"), and from pledging any BorgWarner securities as collateral to secure personal loans or other obligations, and from engaging in hedging or monetization transactions involving BorgWarner securities. The types of hedging or monetization transactions prohibited by the Policy include the use of financial instruments as prepaid variable forwards, equity swaps, collars, and exchange funds.

CLAWBACK POLICY

Our Board adopted a policy setting forth procedures to recover payment in the event that an executive engages in any fraud or intentional illegal conduct that materially contributed to the need for a restatement of the Company's publicly filed financial results. Performance-based compensation received by the executive during the three-year period preceding the restatement will be subject to reduction or reimbursement to the Company at the Compensation Committee's discretion.

Deductibility of
Compensation

Section 162(m) of the Internal Revenue Code of 1986 as amended (the "IRC") generally provides that a public corporation may not deduct for tax purposes compensation in excess of $1 million that it paid for any fiscal year to certain covered employees – generally including our NEOs. Prior to the changes that the Tax Cuts and Jobs Act made to IRC Section 162(m) effective with the 2018 fiscal year, qualifying performance-based compensation was exempt from the $1 million limit on deductibility. Starting with the 2018 fiscal year, only qualifying performance-based compensation that we pay pursuant to a binding contract that was in effect on November 2, 2017 and was not materially modified after that date will continue to be exempt from the deduction limit. Accordingly, any compensation paid pursuant to compensation arrangements entered into or materially modified after November 2, 2017, even if performance-based, will be subject to the $1 million fiscal year deduction limit if paid to a covered employee.

In determining our executive compensation for 2019, we considered the tax deductibility of compensation as well as the goals of our compensation program, and we retained the flexibility to provide compensation that is consistent with our goals, even if such compensation would not be fully tax-deductible. Because many different factors influence a well-rounded, comprehensive executive compensation program, some of the compensation we provide to our executive officers is likely to be not fully deductible due to IRC Section 162(m).

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to our Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

THE COMPENSATION COMMITTEE

Vicki L. Sato Chair

Jan Carlson*   **Dennis C. Cuneo**   **Deborah D. McWhinney**

*   Mr. Carlson is not standing for re-election to the Board at the Annual Meeting.

The Compensation Committee Report does not constitute soliciting material. It is not considered filed by us and shall not be incorporated by reference into any of our other filings under the Securities Act or the Exchange Act unless we state otherwise.

Compensation Committee Interlocks and Insider Participation

During our last completed fiscal year, the voting members of our Compensation Committee were Jan Carlson, Dennis C. Cuneo, Deborah D. McWhinney, and Vicki L. Sato, Chairperson, and Thomas T. Stallkamp (retired April 2019). None of these persons was an officer or employee of the Company or any of its subsidiaries, or was formerly an officer of the Company or of any of its subsidiaries. None of these persons has any relationship requiring disclosure by the Company under Item 404 of Regulation S-K.

No executive officer of the Company served as a member of the Compensation Committee (or other Board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on the Company's Compensation Committee or our Board. No executive officer of the Company served as a director of another entity, or as a member of the Compensation Committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of such other entity, one of whose executive officers served on the Compensation Committee or our Board.

Executive Compensation
Tables

Summary
Compensation Table

The following table sets forth information regarding compensation for our NEOs for the last three fiscal years:

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards[1] ($) (e)	Non-Equity Incentive Plan Compensation[2] ($) (f)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($) (g)	All Other Compensation ($) (h)	Total ($) (i)
Frédéric B. Lissalde	2019	1,156,250	—	9,506,072	2,754,999	—	529,708	13,947,029
President and	2018	946,235	—	2,490,633	944,146	—	627,428	5,008,442
Chief Executive Officer	2017	673,173	—	1,407,454	1,062,889	—	271,283	3,414,799
Kevin A. Nowlan[3]	2019	543,750	500,000	3,900,009	886,667	—	124,263	5,954,689
Executive Vice President and Chief Financial Officer								
Joseph F. Fadool[4]	2019	739,155	—	1,709,339	970,939	—	191,352	3,610,785
Vice President, President and General Manager, BorgWarner Emissions, Thermal and Turbo Systems	2018	508,750	—	1,170,364	656,851	—	639,641	2,975,606
Stefan Demmerle[5]	2019	547,500		1,709,339	805,154	—	167,394	3,229,387
Vice President, President and General Manager, BorgWarner PowerDrive Systems								
Tonit M. Calaway	2019	563,613	—	1,561,540	871,009	—	201,879	3,198,041
Executive Vice President and	2018	518,833	214,020	1,105,348	413,714	—	208,743	2,460,658
Chief Legal Officer & Secretary	2017	477,500	440,986	996,846	816,000	—	127,061	2,858,393
Thomas J. McGill[6]	2019	400,000	—	692,750	492,383	—	229,903	1,815,036
Vice President, Controller, Tax, Enterprise Risk Management								

[1] The aggregate values in column (e) reported for 2019, 2018, and 2017 represent the grant date fair market value ("FMV") of the awards noted in the Grants of Plan-Based Awards table. Assuming maximum performance levels are achieved for the Performance Share Plans, the maximum value of all stock awards granted would be $13,381,281 for Mr. Lissalde, $0 for Mr. Nowlan, $2,403,207 for Mr. Fadool, $2,403,207 for Dr. Demmerle, $2,197,485 for Ms. Calaway, and $972,504 for Mr. McGill based on FMV at the time of grant.

[2] The values in column (f) reflect payments made under the MIP.

[3] The $500,000 in Column (d) is a signing bonus for Mr. Nowlan.

[4] Mr. Fadool was not an NEO in 2017, therefore no data is reflected for that year.

[5] Dr. Demmerle was not an NEO in 2017 or 2018, therefore no data is reflected for those years.

[6] Mr. McGill served as interim Chief Financial Officer for three months in 2019.

CEO
Pay Ratio

For 2019, we estimate the ratio of our CEO's compensation to our median employee's compensation as 314 to 1. This estimated ratio is higher than in 2018 because 2019 was our current CEO's first full year in that role.

The median employee was identified by ranking the total cash compensation of our worldwide employees (other than our CEO) who were employed by us or our affiliates on December 31, 2019. The number of non-U.S. employees included in the median employee determination increased from 21,539 to 23,006. Total cash compensation included base wages, overtime pay, target annual bonuses, and any cash allowances paid to employees.

The median employee for 2019 is from South Korea, with 2019 compensation of $44,389. The median employee's 2019 compensation was calculated under the methodology employed for calculating Total Compensation in the Summary Compensation Table and compared to our CEO's 2019 compensation to determine the ratio. For this purpose, we converted the median employee's compensation into U.S. dollars using an exchange rate based on .00086 KRW to 1 USD. Our CEO's total annual compensation, calculated on the same basis, was $13,947,029, producing a pay ratio of 314:1. Given the different methodologies that various public companies use to determine an estimate of their pay ratio, as well as differences in business models and workforce strategies, the estimated ratio reported above should not be used as a basis for comparison between companies.

All Other
Compensation Table

The following table details, by category, the amounts reported above in the "All Other Compensation" column of the Summary Compensation Table for each of our NEOs. The chart below indicates the amount in each category for each of our NEOs:

Name (a)	Perquisite Allowance ($) (b)	Personal Use of Leased Vehicle ($) (c)	Personal Use of Company Aircraft ($) (d)	Registrant Contributions to Defined Contribution Plans[1] ($) (e)	Value of Dividends on Unvested Shares of Stock (f)	French Benefit Allowance ($) (g)	Relocation Cost ($) (h)	Other ($) (i)	Total of "All Other Compensation" ($) (j)
Frédéric B. Lissalde[2][3]	50,000		4,289	266,906	69,298	54,000	83,096	2,119	529,708
Kevin A. Nowlan	26,250	—	1,776	46,944	49,293	—	—	—	124,263
Joseph F. Fadool[4]	30,000	—	—	139,075	16,759	—	5,168	350	191,352
Stefan Demmerle	30,000	—	—	117,387	20,007	—	—	—	167,394
Tonit M. Calaway[5]	25,000	—	1,016	102,690	28,173	—	—	45,000	201,879
Thomas J. McGill[6]	25,000	—	—	104,577	5,726	—	—	94,600	229,903

[1]   Amounts credited by the Company on behalf of its NEOs during 2019 pursuant to the provisions of the RSP and the Excess Plan.

[2]   Mr. Lissalde is a French national working in USA and receives a benefit allowance to enable him to maintain coverage in the French healthcare system.

[3]   The Relocation Cost amount relates to destination services, household goods move, and dependent tuition fees. This amount includes $36,230 in tax gross-up.

[4]   Outstanding costs associated with Mr. Fadool's prior assignment in Italy.

[5]   Additional allowance for serving as interim Chief Human Resources Officer for three months during 2019.

[6]   Additional allowance for serving as interim Chief Financial Officer for three months during 2019.

Grants of
Plan-Based Awards

The following table summarizes the grants of equity and non-equity plan awards to our NEOs in 2019:

Name (a)	Grant Date (b)	Estimated Possible Payout Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payout Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares or Stock Units (#)	All Other Option Awards: Number of Securities Underlying Option (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold ($) (f)	Target ($) (g)	Maximum ($) (h)	(i)	(j)	(k)	(l)
Frédéric B. Lissalde		381,875	1,527,500	3,055,000							
	2/17/2019[2]				53,663	143,100	286,200				6,690,641
	2/17/2019[3]							67,162			2,815,431
Kevin A. Nowlan		140,199	560,795	1,121,590							
	4/01/2019[4]							96,249			3,900,009
Joseph F. Fadool		168,750	675,000	1,350,000							
	2/17/2019[2]				9,638	25,700	51,400				1,201,604
	2/17/2019[3]							12,112			507,735
Stefan Demmerle		119,000	476,000	952,000							
	2/17/2019[2]				9,638	25,700	51,400				1,201,604
	2/17/2019[3]							12,112			507,735
Tonit M. Calaway		120,732	482,928	965,855							
	2/17/2019[2]				8,813	23,500	47,000				1,098,743
	2/17/2019[3]							11,040			462,797
Thomas J. McGill		68,250	273,000	546,000							
	2/17/2019[2]				3,900	10,400	20,800				486,252
	2/17/2019[3]							4,926			206,498

[1] 2019 bonus opportunity under the MIP.

[2] 2019 Performance Share Grant: Value of grant = number of target shares times the fair value as determined under ASC Topic 718, $51.59 for relative TSR shares and $41.92 for RRG shares.

[3] 2019 Restricted Stock Grant: Granted same day as approved by the Compensation Committee of the Board of Directors. The shares will vest 50% on the second anniversary of the grant date and 100% on the third anniversary of the grant date. FMV at grant date = number of restricted shares times the closing stock price on February 15, 2019 of $41.92 in accordance with ASC Topic 718.

[4] Restricted stock granted on hire date. FMV at grant date = number of restricted shares times the closing stock price on April 1, 2019 of $40.52 in accordance with ASC Topic 718. The shares will vest 45% on the first anniversary of the grant date, 70% on the second anniversary of the grant date, and 100% on the third anniversary of the grant date.

The equity awards reflected in the Grants of Plan-Based Awards table are granted under the BorgWarner Inc. 2018 Stock Incentive Plan ("the 2018 Plan"). Further details regarding our incentive plans can be found in our Compensation Discussion and Analysis on pages 27-44.

Outstanding Equity Awards
at Fiscal Year End

The following table summarizes all equity awards to our NEOs that remain either unexercised and/or unvested as of December 31, 2019:

	Option Awards					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options Exercisable (#) (b)	Number of Securities Underlying Unexercised Options Unexercisable (#) (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested[1] (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[2] (#) (i)	Equity Incentive Plan Awards: Market or Payout of Unearned Shares, Units or Other Rights That Have Not Vested[2] ($) (j)
Frédéric B. Lissalde	—	—	—	—	—	89,427	3,879,343	349,400	15,156,972
Kevin A. Nowlan	—	—	—	—	—	97,431	4,226,557	—	—
Joseph F. Fadool	—	—	—	—	—	23,700	1,028,106	81,000	3,513,780
Stefan Demmerle	—	—	—	—	—	23,836	1,034,006	81,000	3,513,780
Tonit M. Calaway	—	—	—	—	—	22,188	962,515	75,000	3,253,500
Thomas J. McGill	—	—	—	—	—	9,408	408,119	31,800	1,379,484

[1] The values in column (g) represent the number of restricted shares of stock and/or stock units granted in 2017, 2018, and 2019 plus reinvested dividends and/or dividend equivalents which will vest on February 28, 2020, 2021, and 2022. The dollar value in column (h) is calculated using the closing stock price on December 31, 2019 of $43.38 per share.

[2] The values of columns (i) and (j) are comprised of performance share grants made under the BorgWarner Inc. 2014 Stock Incentive Plan (the "2014 Plan") and the 2018 Plan, issued for the performance periods of 2018-2020 and 2019-2021. Column (i) represents the maximum potential payout for all outstanding unearned 2018-2020 and 2019-2021 relative TSR performance shares and the maximum potential payout for all outstanding unearned 2018-2020 and 2019-2021 relative revenue growth performance shares that would be paid out at the end of each performance period. The payout level of the 2018-2020 and 2019-2021 relative TSR performance shares is shown at a 200% of target payout level because actual performance over the most recent period was at 118.2 of the target level. The payout level of the 2018-2020 and 2019-2021 relative revenue growth performance shares is shown at a 200% of target payout level because actual performance over the most recent period was at 195.0% of the target level. Column (j) represents the number of performance shares in column (i) times the closing stock price of $43.38 on December 31, 2019. Actual future payouts will depend on several factors, including (i) the number of performance shares that are earned, as determined after the end of the performance period based on the level at which the applicable performance goals have been achieved, as described on pages 38 and 39; and (ii) the FMV of stock, as defined in the 2014 and 2018 Plans.

Regarding adjustments to shares, in the event of any merger, reorganization, consolidation, recapitalization, stock dividend, stock split, extraordinary distribution with respect to the stock or other change in corporate structure affecting the stock, our Compensation Committee or our Board shall make such substitution or adjustments in the aggregate number, kind and option price of shares or adjustments in the consideration receivable upon exercise as it may be necessary to avoid dilution.

Option Exercises
and Stock Vested

The following table summarizes all option exercises and stock vestings by our NEOs during 2019:

	Option Awards		Stock Awards	
Name **(a)**	**Number of Shares Acquired on Exercise (#)** **(b)**	**Value Realized On Exercise ($)** **(c)**	**Number of Shares Acquired on Vesting**[1] **(#)** **(d)**	**Value Realized On Vesting**[2] **($)** **(e)**
Frédéric B. Lissalde	—	—	48,273	2,054,242
Kevin A. Nowlan	—	—	—	—
Joseph F. Fadool			34,147	1,453,133
Stefan Demmerle	—	—	35,951	1,530,814
Tonit M. Calaway	—	—	50,649	2,139,682
Thomas J. McGill	—	—	14,123	599,027

[1] Number of "shares" disclosed in column (d) represents the total number of relative total stockholder return and relative revenue performance shares earned for the 2017-2019 performance period and paid in 2020, the total number of shares of restricted stock granted in 2016 that vested in 2019, and the total number of shares of restricted stock granted in 2017 that vested in 2019.

[2] Amount in column (e) is equal to the number of total stockholder return and relative revenue performance shares earned multiplied by $43.38, which is the closing stock price at the end of the performance period on December 31, 2019, the FMV of the shares of restricted stock granted in 2016 and 2017 that vested in 2019.

Pension
Benefits

None of our NEOs participate or have account balances in any of the Company-sponsored qualified or non-qualified defined benefit pension plans. Accordingly, we have not included a Pension Benefits table.

Our NEOs are eligible to participate in the RSP, our tax-qualified defined contribution plan. This plan, which is available to all U.S. salaried and hourly employees, allows our NEOs to take advantage of current tax-advantaged opportunities for accumulating future retirement income. The RSP is comprised of two primary components: a Company Retirement Account and a Savings Account with a match feature. In the Company Retirement Account, the Company makes a contribution to the employee's account each pay period based on years of service and eligible pay. For the majority of employees, including our NEOs, this ranges from 4% to 6% of compensation up to the Social Security wage base and from 8% to 11.5% of compensation above the Social Security wage base. In the Savings Account, participants may make contributions to the plan of 1% to 70% of their eligible earnings on a before-tax and/or after-tax basis (up to the statutorily prescribed annual limit on pre-tax contributions under the Internal Revenue Code ("IRC"). The Company matches 100% of the first 3% of the employee's pre-tax contributions. Participant contributions are held in trust as required by law. All employee contributions are 100% vested when contributed. The first 3% of compensation contributed to the Company Retirement Account vests immediately and any other employer contributions vest 100% after three years of service.

Non-Qualified
Deferred Compensation

The following table shows the non-qualified deferred compensation activity for our NEOs during 2019.

Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Frédéric B. Lissalde[1]	—	254,933	13,499	—	286,011
Kevin A. Nowlan[1][2]	—	32,335	964	—	33,299
Joseph F. Fadool[1]	—	121,341	164,192	—	968,794
Stefan Demmerle[1]		98,645	90,538		655,557
Tonit M. Calaway[1]	—	84,352	44,451	—	291,136
Thomas J. McGill[1]	—	80,281	116,436	—	667,229

[1] Excess Plan

[2] All amounts subject to vesting and forfeiture prior to April 1, 2022.

The Excess Plan is an unfunded, non-qualified retirement plan, which keeps certain highly compensated U.S. employees whole with regard to Company contributions that are otherwise limited under the RSP by IRC provisions. Participation is automatic once these limits are reached in a plan year. The contributions vest in the same manner as under the RSP. Distributions are made following a participant's separation from service, with distributions attributable to amounts earned or vested before January 1, 2005 distributed within 30 days of participant's separation from service and amounts earned or vested after December 31, 2004 distributed in the seventh month following the month in which the participant's separation from service occurs. No in-service withdrawals or loans are available.

Excess Plan balances are invested in the same investment choices that are selected by the participants under the RSP. As these plans are unfunded, no money is actually invested. Rather, a notional account is maintained which mirrors the returns of these investments.

Potential Payments Upon Termination
or Change of Control

The following table shows the post-employment payments that would be paid to each of our NEOs under certain change of control related events. The calculations assume each NEO's employment is terminated on December 31, 2019. For purposes of the calculations, the closing stock price on the last business day of 2019 ($43.38) was used to determine the market value of restricted stock.

Name (a)	Payment Triggering Events in Connection with a Change of Control				
		Involuntary Termination		Voluntary Termination	
	Change of Control only ($) (b)	with Cause ($) (c)	without Cause[1] ($) (d)	with Good Reason[1] ($) (e)	without Good Reason[2] ($) (f)
Frédéric B. Lissalde	—	—	13,378,316	13,378,316	2,983,098
Kevin A. Nowlan	—	—	8,597,093	8,597,093	—
Joseph F. Fadool	—	—	6,133,089	6,133,089	799,638
Stefan Demmerle	—	—	5,758,865	5,758,865	799,638
Tonit M. Calaway	—	—	4,868,529	4,868,529	744,690

[1] For all Named Executive Officers, includes cash severance payment based on three times (two times for Ms. Calaway) the average of base plus bonus, value of unvested restricted stock, prorated 2018-2020 and 2019-2021 performance share payments, retirement benefit based on three times (two times for Ms. Calaway) the 2019 Company contributions to the RSP, value of welfare benefits (i.e. health care, life insurance, and disability insurance coverage) for three years (two years for Ms. Calaway), outplacement services, and net of any benefits foregone to avoid the imposition of any excise tax.

[2] Includes the value of prorated 2018-2020, and 2019-2021 performance share payments.

CHANGE OF CONTROL EMPLOYMENT AGREEMENTS

We have entered into COC Agreements with each of our NEOs. The COC Agreements do not include excise tax gross-up provisions. They also allow a portion of any benefit received in connection with a change of control to be attributable to a non-compete agreement in order to reduce the potential for the excise tax and to apply and allow executives to forego a portion of benefits if the benefit triggers the excise tax.

Below is a general description of the material terms and conditions of our COC Agreements.

In the event that an NEO terminates employment for good reason, or the Company terminates an NEO's employment with the Company without cause within two to three years of a change of control or in anticipation of a change of control, the NEO is entitled to the following:

- a lump sum cash amount equal to two to three times his or her annual base salary and average annual bonus for the most recent three years

- a lump sum cash amount equal to two to three times the Company's retirement contributions that would have been made on his or her behalf in the first year after termination of employment

- Executives may elect to forego a portion of change of control payments, which could otherwise trigger IRC Section 4999 excise taxes as the tax will not be "grossed-up" under the COC Agreement

- continuation of medical, dental, and life insurance benefits for two to three years

- outplacement services at a cost not to exceed $40,000

"Change of control" generally means (a) the acquisition by any party of beneficial ownership of 20% or more of either (i) the then outstanding shares of our common stock, or (ii) the combined voting power of our then outstanding voting securities entitled to vote generally in the election of our directors, (b) a change in the majority of our Board, (c) a major corporate transaction, such as a merger or sale of substantially all of our assets, which results in a change in the majority of our Board of Directors or a majority of stockholders, or (d) a complete liquidation or dissolution of the Company.

"Cause" generally means the willful and continued failure of the executive to perform substantially the executive's duties or the willful engaging by the executive in illegal conduct or gross misconduct materially injurious to us.

"Good reason" generally means the diminution of responsibilities, authority or duties, our failure to comply with compensation or benefit provisions, transfer to a new work location more than 35 miles from the executive's previous work location, a purported termination of the COC Agreement by us other than in accordance with the COC Agreement, or our failure to require any successor to us to comply with the COC Agreement.

TERMINATIONS NOT RELATED TO A CHANGE OF CONTROL

In the event of an involuntary termination without cause not in connection with a change of control, no additional payments are required to be made to NEOs except under the TIP. Benefits provided under the TIP include a lump sum payment of six month's base salary plus payment of healthcare, dental, and vision benefit premiums required under COBRA for six months.

In the event of termination of employment by retirement not in connection with a change of control, no additional payments are made to NEOs.

The amounts disclosed in the table above do not include life or disability insurance benefits or vested benefits under the qualified RSP or under the TIP, as these benefit plans are available to all U.S.-based salaried employees. The provisions of each plan would determine the timing and method of payments made under the above scenarios.

Director
Compensation

The following table details the compensation earned by each non-employee director who served on the Board in 2019. Directors who are employees of BorgWarner are not compensated for their service on the Board:

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards[1] ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Changes in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)	Aggregate Number of Outstanding Stock and Option Awards[2] (#) (i)
Jan Carlson	131,000	129,997	—	—	—	—	260,997	3,020
Dennis C. Cuneo	126,500	129,997	—	—	—	—	256,497	3,020
Roger A. Krone[3]	39,167	—	—	—	—	—	39,167	—
Michael S. Hanley	138,500	129,997	—	—	—	—	268,497	3,020
John R. McKernan	116,000	129,997	—	—	—	—	245,997	3,020
Paul Mascarenas	117,500	129,997	—	—	—	—	247,497	3,020
Alexis P. Michas	280,900	129,997	—	—	—	—	410,897	3,020
Deborah McWhinney	119,000	129,997	—	—	—	—	248,997	3,020
Vicki L. Sato	134,000	129,997	—	—	—	—	263,997	3,020
Thomas T. Stallkamp[3]	42,167	—	—	—	—	—	42,167	—

[1] The values in column (c) reported for 2019 represent the grant date fair market value of the restricted stock award granted on April 24, 2019. (FMV at grant date = number of restricted shares times the closing stock price on April 24, 2019 of $43.55).

[2] Aggregate number of outstanding shares of restricted stock and outstanding vested and unvested stock options at fiscal year-end only, including dividends.

[3] Roger A. Krone and Thomas T. Stallkamp completed their respective service on the Board at the April 24, 2019 Annual Meeting of Stockholders.

Annual compensation for our non-employee directors for 2019 was comprised of the following components: annual cash retainer, and equity compensation consisting of restricted stock for board service, and retainers for committee service. Our non-employee directors were not granted any Stock Option Awards and did not receive any Non-Equity Incentive Plan Compensation for 2019.

In 2019, non-employee directors' annual cash retainer for board service was $110,000 and annual equity compensation was $130,000 worth of restricted stock. Committee members received annual retainers as follows for each committee on which they served: $6,000 for the Corporate Governance Committee; $9,000 for the Compensation Committee, and $7,500 for the Audit Committee. Chairs of the committees received the following additional annual retainers for their service to the committees: $6,000 for Corporate Governance, $9,000

for Compensation, and $17,500 for Audit in view of their commitment of additional time to their oversight of the committees. The Non-Executive Chair's compensation was $410,900 consisting of an annual cash retainer of $280,900 and an equity retainer of $130,000 granted in restricted stock. Board and standing committee meeting attendance fees are not paid. Non-employee directors are paid up to $1,000 per day for their attendance requested by the Company at meetings or events not associated with board or committee meetings. Additional compensation arrangements may be made if special committees are convened, though none are planned at this time. The stock ownership expectation of non-employee directors is an amount equivalent to five times the amount of the annual cash retainer for board service within five years of January 1, 2016 or within five years of joining the Board thereafter. All of our directors met the stock ownership guidelines in 2019 or were appropriately progressing toward meeting them.

Proposal 3
Ratification of Selection of Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, its member firms, and their respective affiliates (collectively, "PwC") an independent registered public accounting firm, performed an audit of our consolidated financial statements for the fiscal year ended December 31, 2019 and the effectiveness of our internal control over financial reporting as of December 31, 2019. The Audit Committee has selected PwC to serve as our independent registered public accounting firm for the 2020 fiscal year, and the Audit Committee is presenting this selection to stockholders for ratification. Representatives of PwC will be present at the Annual Meeting to respond to stockholders' questions, and will have an opportunity, if they desire, to make a statement.

If the stockholders do not ratify the engagement of PwC at the Annual Meeting, the adverse vote will be considered a direction to the Audit Committee to consider other auditors for next year. However, because of the difficulty in making

any substitution of auditors so long after the beginning of the current year, the selection for 2020 will stand unless the Audit Committee finds other good reason for making a change.

To ratify the selection of PwC as our independent registered public accounting firm for the fiscal year ending December 31, 2020, the votes cast "for" this proposal must exceed the votes cast "against" it. For purposes of determining the vote regarding this proposal, abstentions and broker non-votes (if any) do not constitute a vote "for" or "against" the proposal and will be disregarded in the calculation of "votes cast." Unless you specify otherwise in your proxy, the persons you have appointed will vote your shares "FOR" ratification of the selection of PwC as our independent registered public accounting firm for the fiscal year ending December 31, 2020.

Fees Paid to PwC

The aggregate fees billed to us for the years ended December 31, 2019 and 2018 by PwC for professional services were as follows:

	2019 ($)	2018 ($)
Audit fees	10,223,255	10,065,167
Audit-related fees[1]	17,778	159,947
Tax fees[2]	5,225,524	3,454,788
All other fees	88,207[3]	30,404
	15,554,764	13,710,306

[1] Includes audits of financial statements of employee benefit plans and consultations related to interpretations of accounting guidance.

[2] Includes fees connected with tax compliance, tax audit assistance, and tax planning. In 2019, the tax compliance fees were $1,886,405 (including expatriate services of $927,472), the tax audit assistance fees were $167,279, and the tax planning fees were $3,171,840.

[3] Includes fees associated with an assessment of the information technology organization and license fees.

Your Audit Committee has adopted procedures for pre-approving all audit and audit-related services provided by the independent registered public accounting firm, including the fees and terms of such services. These procedures include reviewing detailed back-up documentation for audit and permitted audit-related services. The documentation includes a description of, and a budgeted amount for, particular categories of audit-related and tax services that are recurring in nature and therefore anticipated at the time that the budget is submitted. Audit Committee approval is required to exceed the pre-approved amount for a particular category of audit services, audit-related services or tax-services, and to engage the independent registered public accounting firm for any non-audit services not included in those pre-approved amounts. For these types of pre-approval, the Audit Committee considers whether such services are consistent with the rules on auditor independence promulgated by the SEC and the PCAOB. The Audit Committee also considers whether the independent registered public accounting firm is best positioned to provide the most effective and efficient service, based on such reasons as the auditor's familiarity with the Company's business, people, culture, accounting systems, risk profile, and whether the services enhance the Company's ability to manage or control risks and improve audit quality. The Audit Committee may form, and delegate pre-approval authority to, subcommittees consisting of one or more members of the Audit Committee, and such subcommittees must report any pre-approval decisions to the Audit Committee at its next scheduled meeting. All services provided by the independent registered public accounting firm were pre-approved by your Audit Committee.

RECOMMENDATION

 Our Board recommends a vote **"FOR"** the ratification of PwC as the Independent Registered Public Accounting Firm.

Report of the BorgWarner Inc.
Audit Committee

Management of your Company is responsible for the preparation, presentation, and integrity of your Company's consolidated financial statements and for the effectiveness of internal control over financial reporting. Management and the Company's internal auditing department are responsible for maintaining its accounting and financial reporting principles and internal controls and procedures designed to maintain compliance with accounting standards and applicable laws and regulations. PwC was the independent registered public accounting firm for the Company in 2019 and was responsible for performing independent audits of your Company's consolidated financial statements and of the design and effectiveness of internal control over financial reporting, and expressing an opinion on (1) the conformity of the financial statements with accounting principles generally accepted in the United States of America ("GAAP") and (2) the effectiveness of internal control over financial reporting based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Audit Committee is directly responsible for the selection, appointment, compensation, retention, and oversight of the independent registered public accounting firm.

In the performance of its oversight function, the Audit Committee has reviewed and discussed with management and PwC the audited consolidated financial statements for the year ended December 31, 2019. The Audit Committee also has discussed with PwC the matters required to be discussed by the Public Company Accounting Oversight Board ("PCAOB") Auditing Standard No. 16 "Communications with Audit Committees." The Audit Committee received from PwC the written disclosures and the letter required by applicable requirements of the PCAOB regarding the independent registered accountant's communications with the Audit Committee concerning independence and has discussed with PwC their independence. The Audit Committee has concluded that PwC's provision of audit and non-audit services to the Company is compatible with their independence.

The Audit Committee discussed with PwC the overall scope and plans for their audit. The Audit Committee met with PwC, with and without management present, to discuss the results of their audits, the evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. In addition, the Audit Committee provided guidance and oversight to the internal audit function, including the audit plan, and results of internal audit activity. The Vice President of Internal Audit has direct access to the Audit Committee to discuss any matters desired, and the Vice President of Internal Audit presented an update of internal audit activity at each regularly scheduled Audit Committee meeting.

The members of the Audit Committee are not full-time employees of your Company and are not performing the functions of auditors or accountants. It is not the duty or responsibility of the Audit Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards. Members of the Audit Committee necessarily rely on the information provided to them by management and the independent registered public accounting firm. Accordingly, the Audit Committee's considerations and discussions referred to above do not assure that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with GAAP, or that the Company's independent registered public accounting firm is "independent."

Based upon the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee that are described above and in the Audit Committee's charter, the Audit Committee recommended to our Board that the audited consolidated financial statements of the Company be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2019 for filing with the SEC. PwC has been retained as the Company's independent registered public accounting firm continuously since their initial engagement in December 2008 for the audit of the 2009 financial statements. The members of the Audit Committee and our Board recommend the continued retention of PwC to serve as the Company's independent registered public accounting firm for 2020.

BORGWARNER INC. AUDIT COMMITTEE

Michael S. Hanley Chair

Dennis C. Cuneo   **Paul A. Mascarenas**

The Audit Committee Report does not constitute soliciting material. It is not considered filed by the Company and shall not be incorporated by reference into any of its other filings under the Securities Act or the Exchange Act unless we state otherwise.

Security Ownership of
Certain Beneficial Owners and Management

The following table sets forth, as of February 15, 2020, certain information regarding beneficial ownership of common stock by those persons and entities that are known to the Company as beneficially owning more than five percent of the Company's common stock.

Name and Address of Beneficial Owner	Number of Shares	Percent of Class
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	22,765,454[a]	11.02%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	15,320,028[b]	7.4%
Diamond Hill Capital Management, Inc. 325 John H. McConnell Blvd., Suite 200 Columbus, OH 43215	11,092,298[c]	5.4%

[a] Pursuant to a Schedule 13G/A dated February 12, 2020 on behalf of The Vanguard Group indicating that it had sole voting power for 300,665 shares, sole dispositive power for 22,421,386 shares, shared dispositive power for 344,068 shares, and shared voting power for 58,806 shares.

[b] Pursuant to a Schedule 13G/A dated February 5, 2020 on behalf of BlackRock, Inc., indicating that it had sole voting power for 13,107,530 shares and sole dispositive power for 15,320,028 shares.

[c] Pursuant to a Schedule 13G dated February 12, 2020 on behalf of Diamond Hill Capital Management, Inc., indicating that it had sole voting power for 10,056,105 shares and sole dispositive power for 11,092,298 shares.

The following table sets forth, as of March 2, 2020, certain information regarding the beneficial ownership of common stock by each person who was a director of the Company at December 31, 2019, each nominee for election as a director, each executive officer named in the Summary Compensation Table, and the directors and executive officers of the Company as a group.

Name of Beneficial Owner	Amount and Nature of Stock Ownership[a]	Percent of Class
Frédéric B. Lissalde	256,938	*
Kevin A. Nowlan	113,659	*
Tonit M. Calaway	57,929	*
Jan Carlson	18,577	*
Dennis C. Cuneo[b]	18,918	*
Stefan Demmerle	111,935	*
Joseph F. Fadool	140,018	*
Michael S. Hanley	8,511	*
Paul A. Mascarenas	6,063	*
Thomas J. McGill	40,609	*
John R. McKernan, Jr.	31,713	*
Deborah D. McWhinney	5,705	*
Alexis P. Michas	81,286	*
Vicki L. Sato	15,441	*
All directors and executive officers of the Company (19 persons)	1,064,335	*

* Represents less than one percent.

[a] Includes all shares with respect to which each officer or director directly, or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares the power to vote or to direct voting of such shares or to dispose or to direct the disposition of such shares.

[b] Includes 10,000 shares held by The DCC Trust.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company's executive officers, directors, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of the Company's common stock. Such officers, directors and persons are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms that they file with the SEC.

One Form 4 was filed eight business days late on behalf of each of Directors Lissalde, Michas, Carlson, Cuneo, Hanley, Mascarenas, McKernan, McWhinney, and Sato due to miscommunication attributable to the Company concerning stock grant information. Otherwise, based on information provided to the Company by each director and executive officer, the Company believes all beneficial ownership reports required to be filed in 2019 were timely.

Code of Ethics

The Company has long maintained a Code of Ethical Conduct, updated from time to time, which is applicable to all directors, officers, and employees of the Company. In addition, the Company has adopted a Code of Ethics for CEO and Senior Financial Officers which applies to the Company's CEO, CFO, Treasurer, and Controller. Each of these codes is posted on the Company's website at *www.borgwarner.com*.

Proposal 4
Vote on Stockholder Proposal to Require Stockholder Approval of All By-law Amendments

We have been advised that a stockholder, John Chevedden, intends to present the following stockholder proposal at our Annual Meeting. We will furnish the address and share ownership of the proponent promptly upon written or oral request. The proposal will be voted on at the Annual Meeting if the proponent or a qualified representative is present at the meeting and submits the proposal for a vote. The text of the proposal and the supporting statement appear below exactly as received by us. The proposal may contain assertions about the Company or other matters that the Company believes are incorrect, but the Company has not attempted to refute all of those assertions. The Company disclaims responsibility for the accuracy and content of the proposal and supporting statement. Following the proposal are the Company's reasons for opposing the proposal.

Proposal [4] – Let Shareholders Vote on Bylaw Amendments

Shareholders request that the Board of Directors take the steps necessary to adopt a bylaw that requires any amendment to the bylaws or charter, that is approved by the board, shall be subject to a non-binding shareholder vote as soon as practical unless such amendment is already subject to a binding vote.

It is important that bylaw amendments take into consideration the impact that such amendments can have on reducing the accountability of directors and managers and/or on limiting the rights of shareholders. For example, Directors could adopt a narrowly crafted exclusive forum bylaw to suit the unique circumstances of the company.

A proxy advisor recently adopted a policy to vote against directors who unilaterally adopt bylaw provisions or amendments to the articles of incorporation that materially diminish shareholder rights.

This proposal is consistent with management's 2019 proxy commitment in regard to "engaging with stockholders on an ongoing basis to gather feedback." A shareholder vote is the best form of shareholder engagement.

And BorgWarner shareholders have a voice that our directors need to respond to. For instance 57% of shares rejected Mr. Jan Carlson as a director in 2019. And it is an unfortunate contradiction of good governance that Mr. Carlson chairs the committee that evaluated the merits of this proposal.

Our directors could be neutral on this proposal to obtain feedback from shareholders without interference. If our directors are opposed to this proposal then it would be useful for our directors to give recent examples of companies whose directors took the initiative and adopted bylaws that primarily benefitted shareholders. A shareholder vote is the best form of shareholder engagement because every shareholder has an opportunity to be heard.

Please vote to improve shareholder engagement:

Let Shareholders Vote on Bylaw Amendments – Proposal [4]

Our Recommendation and Response

Our Board has carefully considered this stockholder proposal and recommends that stockholders vote against it for the following reasons:

The proposal is unnecessary since our stockholders already have the power to adopt, amend, and repeal the Company's By-laws under both Delaware law and the terms of our Certificate of Incorporation and our By-laws. Specifically, stockholders may amend our By-laws by the affirmative vote of a majority of outstanding shares.

This proposal would require that any amendment to our By-laws "be subject to a non-binding stockholder vote as soon as practical." Requiring stockholder ratification of any By-law amendment that our Board adopts, even for administrative purposes, would unnecessarily increase expenses, delay implementation, and may require additional or preliminary filings of proxy materials. The ability of our Board to amend the By-laws without stockholder approval provides flexibility for our Board to act without convening a special stockholders' meeting or waiting until the next annual stockholders' meeting.

The Company maintains a robust stockholder engagement program through which stockholders can raise concerns and provide feedback (see pages 6 and 33 for details on our engagement program). No stockholder has ever raised this topic in our engagement discussions.

Further, our existing corporate governance policies provide the appropriate balance between ensuring Board accountability to stockholders and enabling our Board to effectively oversee the Company's business and affairs and act in a manner that it believes is for the long-term benefit of stockholders. Our Board is committed to corporate governance policies that are responsive to stockholder feedback and emerging governance best practices.

The following provisions promote effective governance and accountability for stockholders:

- Annual elections of all Directors

- A majority vote standard in uncontested Director elections
- Proxy access right
- Stockholders' right to call a special meeting
- Stockholders' right to act by written consent
- No supermajority vote requirements
- Stockholders' power to adopt, amend, and repeal the Company's By-laws without restriction

See pages 2, 18, and 19 for details on all of our corporate governance practices.

RECOMMENDATION

Our Board recommends a vote "AGAINST" the stockholder proposal to let stockholders vote on all By-law amendments.

RECOMMENDATION

 Our Board recommends a vote **"AGAINST"** the stockholder proposal to require stockholder approval of all By-law amendments.

Other
Information

The Company is not aware of any business to come before this Annual Meeting other than the matters described in this proxy statement. However, if any other matters should properly come before this meeting, votes pursuant to the proxy will be cast thereon in accordance with the discretion of the persons named in the accompanying proxy.

Expenses
of Solicitation

The cost of solicitation of proxies will be borne by the Company. In addition to solicitation of proxies through the internet and by use of the mails, proxies may be solicited by directors, officers and regularly engaged employees of the Company. None of these directors, officers or employees will receive any extra compensation or will enter into any contract or arrangement for doing so. We have also retained Alliance Advisors L.L.C. to assist us in soliciting proxies for a fee of $10,500 plus reasonable out-of-pocket expenses. Brokers, nominees, and other similar record holders will be requested to forward solicitation material and will be reimbursed by the Company upon request for their reasonable out-of-pocket expenses.

Stockholder
Proposals

Stockholder proposals that are intended to be presented at the 2021 Annual Meeting of Stockholders pursuant to SEC Rule 14a-8 must be received by the Company on or before November 20, 2020, for inclusion in the proxy statement relating to that meeting.

A stockholder who intends to present business, including the election of a director, at the 2021 Annual Meeting of Stockholders other than pursuant to Rule 14a-8, must comply with the requirements set forth in the Company's By-laws. Among other things, under the Company's By-laws, to bring business before an Annual Meeting, a stockholder must give written notice to the Secretary of the Company at the principal offices of the Company not less than 90 days and not more than 120 days prior to the first anniversary of the preceding year's Annual Meeting. Therefore, for stockholder proposals to be presented at the 2021 Annual Meeting of

Stockholders other than pursuant to Rule 14a-8, the Company must receive notice no sooner than December 30, 2020, and no later than January 29, 2021. The notice should contain (a) as to each person whom the stockholder proposes to nominate for election as director, all information that is required to be disclosed in solicitations of proxies for election of directors under the securities laws, including the person's written consent to serve as a director if elected, and (b) as to any other business: the reason for conducting such business; any material interest in such business the stockholder has; the name and address of the stockholder proposing such business as it appears in the Company's books; and the number of shares of the Company that are beneficially owned by the stockholder. Stockholders should consult the Company's By-laws to ensure that all of the specific requirements of such notice are met.

Available Information on Corporate Governance
and SEC Filings

Through its website *(www.borgwarner.com)*, the Company makes available, free of charge, the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, all amendments to those reports, and other filings with the SEC, as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The Company also makes the following documents available on its website: the Audit Committee Charter; the Compensation Committee Charter; the Corporate Governance Committee Charter; the Company's Corporate Governance Guidelines; the Company's Code of Ethical Conduct; and the Company's Code of Ethics for CEO and Senior Financial Officers. You may also obtain a copy of any of the foregoing documents, free of charge, if you submit a written request to Investor Relations, 3850 Hamlin Road, Auburn Hills, Michigan 48326.

No person is authorized to give any information, or make any representation, other than that contained in this proxy statement, and if given or made, such information may not be relied upon as having been authorized.

Appendices

Appendix A —
Non-GAAP Reconciliations

RELATIVE REVENUE GROWTH RECONCILIATION TO SALES

The Company defines relative revenue growth as (a) the annual change in revenue, excluding the impact of changes in currency exchange rates and acquisition and divestiture activity, less (b) the annual change in industry vehicle production, weighted to reflect the Company's relative participation in the vehicle markets of the various regions of the world and the Company's relative participation in the passenger car and commercial vehicle markets. The Company determines the change in industry vehicle production using data published by IHS Automotive, a leading global automotive research firm.

($ in millions)	Year Ended December 31, 2019	Year Ended December 31, 2018	% Change
Sales	$10,168	$10,530	(3.4%)
Non-comparable items:			
Foreign currency	350		
Thermostat divestiture		(90)	
Adjusted sales	$10,518	$10,440	0.7%
% Increase (Decrease) in Adjusted Sales			0.7%
% Increase (Decrease) in Vehicle Market Production			(4.6%)
Relative Revenue Growth			5.3%

Adjusted Operating Income Margin % Reconciliation to Operating Margin %

($ in millions)	Year Ended December 31, 2019
Sales	$ 10,168
Operating income	$ 1,303
Operating margin %	12.8%
Non-comparable items:	
Restructuring expense	72
Merger, acquisition and divestiture expense	11
Officer stock awards modification	2
Unfavorable arbitration loss	14
Gain on derecognition of subsidiary	(177)
Asset impairment and loss on divestiture	7
Asbestos-related adjustments	—
Gain on sale of building	—
Gain on commercial settlement	—
Other	—
Adjusted operating income	$ 1,232
Adjusted operating income margin %	12.1%

Free Cash Flow Reconciliation to Operating Cash Flow

($ in millions)	Year Ended December 31, 2019
Cash provided by operating activities	$1,008
Derecognition of subsidiary	172
Capital Expenditures	(481)
Free cash flow	$699

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